Departures

InVision Technologies
Annual Report 2002



InVision Technologies, Inc.


P.E. 12-31-02
AR/S


PROCESSED
MAY 09 2003
THOMSON
FINANCIAL

InVision Technologies 2002

Rising to the Challenge

InVision Technologies is the world leader in the development, manufacture, marketing and support of explosives detection systems based on advanced computed tomography technology for civil aviation security. InVision's wholly owned subsidiary Yxlon develops, manufactures, markets and supports automated X-ray based non-destructive testing systems for a wide range of industrial applications and has developed X-ray based diffraction for explosives detection. InVision's wholly owned subsidiary Quantum Magnetics develops detection systems for weapons, narcotics, explosives and other threats based on quadrupole resonance and other proprietary magnetic sensing technologies. InVision's wholly owned subsidiary Inovec develops, manufactures, markets and supports scanning, optimization and control systems for the forest products industry. Additional information about InVision can be obtained on the company's website at http://www.invision-tech.com.

01 Letter to Stockholders and Employees

02 Corporate Overview

10 Financials

2002



$79,146
$74,331
$439,131
$(0.14)
$0.52
$4.40
$11,908
$11,386
$159,736
01
02
00
01
02
00
01
02
Revenue
Net Income
(per share, diluted)
Cash and Cash Equivalents
(in thousands)

Letter to Stockholders and Employees

In 2002, InVision Technologies rose to the challenge established by the Aviation and Transportation Security Act signed into law in November 2001, which called for dramatically improved security for passengers in the United States. InVision played a critical role in meeting the goal of 100 percent explosives detection screening for checked baggage by December 31, 2002.

During the year, InVision Technologies received orders for 625 explosives detection systems (EDS) from the Transportation Security Administration (TSA) under a letter agreement signed in February 2002, representing approximately 60 percent of the TSA's total orders for 2002. We also received approximately $72 million of international orders. By year-end, we shipped 508 systems. By comparison, in 2001 InVision shipped a total of 40 units. In 2002, we recorded revenues of $439.1 million compared to $74.3 million in 2001. InVision ended 2002 with approximately $260 million in funded order backlog, and a cash balance of $159.7 million.

Throughout 2002, we drove toward two overriding goals: ramping up our manufacturing and providing the best and most advanced security technology to the aviation industry, while bringing economic value to our customers and stockholders. We delivered on all fronts.

With the new reality of global terrorism, InVision responded to an unprecedented need to change and to accelerate the growth of our business in a matter of months. Our employees came together in an inspiring manner to meet this challenge, applying collective decades of experience to an extremely complex task. We could not have succeeded without them or our contract manufacturers, materials suppliers or our industry partners. It was a challenge for all involved and we are proud to play a continuing role in advancing aviation security in the United States.

Several factors were important to our success in 2002. We began by working closely with government officials and contractors to determine their requirements and map out timetables and logistics. No doubt, the government turned to InVision during this critical time because of our expertise in aviation security. InVision was the first to gain Federal Aviation Administration (FAA) certification for explosives detection in 1994.

As of the end of 2001, 271 InVision EDS had been installed in 85 airports around the world. This represented about 90 percent of FAA-certified EDS in the field at that time. By mid-year 2003, we expect over 1,000 InVision systems will be deployed around the world.

Outsourcing a portion of our manufacturing enabled us to expand production at an unprecedented rate while closely managing expenses, contributing to an overall gross margin improvement of eight percentage points from 2001 to 2002. We simply could not have achieved these economies of scale during our manufacturing ramp without a disciplined approach to financial management and expense control. InVision achieved net income of $78.3 million or $4.40 per share in 2002, compared to $7.5 million or $0.52 per share in 2001.

We are committed to investing wisely to grow our business. InVision Technologies most recently applied this discipline to our acquisition of Yxlon International Holding GmbH in March 2003. Yxlon brings InVision a distinct explosives screening advantage with X-ray diffraction, a key next-generation technology. Yxlon's non-destructive testing business also enhances and diversifies our revenue base, which is a key focus area for InVision. Our Inovec wood scanning product line and our Quantum Magnetics subsidiary, which is primarily focused on advanced explosives detection devices and technologies, also contributed to operations.

We will continue to consider acquisitions in synergistic business segments that will strongly contribute to revenue and earnings growth. InVision's strong cash generation from operations and the proceeds of $84.6 million from a follow-on offering of stock completed in April 2002 give us the means to do so.

Looking ahead, InVision faces many challenges, and we will embrace each of them as an opportunity. Having built a foundation of credibility in our industry, we are exploring new technologies that not only meet the expanding needs of homeland security, but also advance our corporate goals for long-term growth and diversification, both within the United States and abroad.

Once again, we thank our customers, employees and stockholders for their commitment and support.



Dr. Sergio Magistri
President and Chief Executive Officer



Dr. Giovanni Lanzara
Chairman of the Board

Rising to the Challenge

Immediately following the attacks of September 11, 2001, InVision Technologies began preparing to support the nation's effort to secure air travel. The company had a deep understanding of aviation security based on 10 years of experience in the field and some 300 units deployed worldwide at that time. Immediately after the passage of new aviation security legislation, InVision was ready to react. In early 2002, the Transportation Security Administration (TSA) placed orders for explosives detection systems (EDS) that far exceeded historic production rates.

EDS

How does a company execute on a more than ten-fold increase in manufacturing? Don Mattson, InVision's Chief Operating Officer, led such efforts before—although not with the speed and urgency required in 2002. By the time the first orders for standalone explosives detection systems were received from the TSA in February, the entire EDS organization was ready.

Several initiatives began simultaneously, even before the orders were received. InVision actually began hiring and training manufacturing staff in the fourth quarter of 2001 so they would be fully proficient by the time we initiated high-volume system production. We also placed early orders for gantry assemblies, bearings and X-ray tubes to fill the pipeline of critical components and help our suppliers ramp up their own production and prepare for our expected needs.

The operations team also quickly doubled InVision's manufacturing floor space by expanding into space in its Newark, California headquarters building as well as an adjacent building. However, the team soon realized even more capacity would be needed to meet the December 31st deadline. By early summer, we were working closely with a contract manufacturer nearby. This strategy allowed a quick and efficient expansion of capabilities without a large capital investment. A subcontractor also managed inventory, warehoused parts and fulfilled just-in-time delivery requirements.

Our own manufacturing floors were completely redesigned from the small order, job-shop environment of 2001, shifting to a demand-flow assembly line with "cellular" manufacturing techniques.

Having shipped 40 EDS in 2001, a rate of approximately one every ten days, InVision anticipated a manufacturing ramp that would require shipping several systems each day—which would peak at nine systems shipped to the TSA in one day in December 2002.

Considerable energy and resources were expended to build the installation and field service staffs to meet the 24 hour a day, seven day a week support requirements of a vastly larger installed base of EDS. This included establishing parts depots and providing logistical support to meet the rapid deployment, as well as establishing a round-the-clock call center to coordinate maintenance and support from headquarters.

Running on all cylinders in the final months of 2002, InVision Technologies rose to the challenge and helped meet the December 31st deadline.

TSA

Creation of the Transportation Security Administration under the Aviation and Transportation Security Act of 2001 federalized screening of passengers and luggage and mandated 100 percent screening of checked baggage. Today, the TSA owns nearly all CTX systems in the United States, and is responsible for staffing and maintaining them.

Testing

Each system is rigorously tested before it is shipped from our factory. The typical CTX 2500 or CTX 5500 DS unit scans thousands of bags during testing. Most of our customers choose to send representatives to oversee final testing.



194 vs 544

At the end of 2002, InVision Technologies had 544 full-time EDS operations employees compared to 194 at the beginning of September, 2001. The company began expanding its manufacturing staff during the fourth quarter of 2001, in anticipation of strong demand in 2002.

40 vs 508

InVision Technologies shipped 508 systems in 2002, more than twelve times as many as were shipped in 2001. With orders being received from February through July, approximately 80 percent of systems were shipped in the second half of the year.



Standalone EDS

The Key to Rapid Deployment

In November 2001, the Aviation and Transportation Security Act became law. It is a sweeping legislative endeavor that includes new standards on everything from cockpit access, flight attendant training, airport perimeter security, deployment of federal air marshals, explosives detection and more. One of its most important provisions was the mandate for 100 percent EDS screening of checked baggage by December 31, 2002. Such an ambitious goal could be achieved only by deploying standalone machines in airport lobbies.

InVision answered the call with its CTX 2500 and CTX 5500 DS model EDS, which are small enough to be accommodated in airport lobbies and offer an excellent solution for rapid deployment. These systems employ advanced computed tomography, or CT, a technology originally developed for medical imaging. CT is the only technology certified by the Federal Aviation Administration (FAA) for explosives detection.

Most airports have some open space either in their lobbies or behind the physical check-in counters to install our CTX systems. Bags are screened after a curbside check-in, before passengers enter the line for the check-in counter, or right after bags are checked at the counter.

The CTX 2500 system is FAA certified to scan at a rate of approximately 128 bags per hour. The larger CTX 5500 DS system is FAA certified to scan approximately 362 bags per hour.

In either case, InVision's CTX system delivers a high-resolution graphical portrait of each bag to a computer monitor. Then, using sophisticated integrated software, the InVision system goes to the next step, recognizing potential explosives automatically and flagging the luggage in question. Once a potential threat is identified, or "alarmed," a trained operator can attempt to resolve the alarm by directing the system to take additional images or through other means.

With the large-scale deployment, InVision saw corresponding increases in its service and maintenance staffs. The company completed a state-of-the-art call center, designed to ensure a response time of less than five minutes for any service issues or interruptions.

CT

Similar to a medical CAT-scan system, CT (computed tomography) technology involves placing an object inside a large rotating cylinder, called a gantry. The gantry contains an X-ray generating device and an array of detectors that provide a cross-sectional digital image. These images are then combined and automatically analyzed by algorithms within our CTX systems.

In pursuit of our growth strategy, we will continue to change and adjust. In the first quarter of 2003, our manufacturing floor shifted its emphasis from standalone, lobby installed systems, to our more advanced in-line system, the CTX 9000 DSi model, for automated baggage-handling installations. As we proceed to the next phase of automated baggage screening, standalone equipment may be re-deployed to smaller airports. We believe in-line systems offer the next phase of opportunity for InVision Technologies.

Ease of Use

Standalone EDS are the easiest to deploy. They can be placed anywhere needed within the airport. They require manual loading and unloading, and each machine is typically monitored by one or more operators, using InVision's advanced detection capabilities.

In-Line EDS

The Next Step in Security, Convenience and Automation

At InVision Technologies, we believe in-line EDS is the next step in aviation security as airports continue to emphasize traveler security while improving convenience. In-line EDS involves integrating high-speed explosives detection systems into automated, behind-the-scenes baggage-handling systems, achieving a significant decrease in operating cost.

FAA certified since 1999, the CTX 9000 DSi unit is InVision's current solution for in-line explosives detection. It is the company's largest and fastest system, certified by the FAA to scan 542 bags per hour. The machine's large size accommodates a one-meter wide conveyor belt, ideal for integration into baggage-handling systems around the world. Only InVision builds certified systems that match up exactly with industry standard baggage-handling system conveyor belts, meaning checked luggage can be processed without the danger of "bag jams" or the need to pre-position bags manually for screening.

Software is an essential feature in all of our scanning systems, and InVision's engineering team applies a wealth of experience to the specific requirements of integrated solutions. InVision's in-line EDS must first communicate smoothly with existing baggage-handling systems. In addition, our engineers are striving to anticipate the next level of airports' information infrastructure needs. For example, InVision is first-to-market with advanced networking techniques, which allow one screener to operate several InVision machines. Groups of screeners can work from a centralized office, with no need for proximity to the baggage-handling system. In fact, a centralized operations center can cover multiple baggage-handling systems incorporating numerous EDS across a large, multi-terminal airport.

CTX 9000 DSi

InVision's CTX 9000 DSi EDS utilizes the same CT technology as its predecessors. It can scan bags more quickly because the gantry on the CTX 9000 DSi unit rotates 2 times per second, or 120 times each minute. It is the only certified EDS that accommodates a one-meter wide baggage conveyor, which is the international industry standard.

The benefit of the software advances, the accurate, high-throughput machines and networking is cost savings. We believe that all large and medium sized airports will migrate to in-line systems over the next several years. Equally as important as cost savings is the increased comfort and convenience of travelers, as terminal space is freed up by removing temporary screening equipment.

And the benefits don't end there. As in-line systems are installed, standalone systems can be re-located to smaller airports, allowing them to upgrade from manual detection systems.

SFO

In the new international terminal of San Francisco's airport, CTX 9000 DSi systems are screening baggage going to destinations throughout the world.

Multiplexing

San Francisco International Airport's systems communicate with a centralized monitoring room, where a pool of operators is able to manage all units in the terminal using InVision's unique multiplexing networking system, ultimately reducing operating cost.

1,444 vs 628



A major U.S. airport estimates screener headcount can be reduced by more than half from 1,444 to 628 people in a screening system utilizing mostly in-line EDS versus lobby-installed chemical sensing or trace systems combined with lobby-installed EDS.



604.1 VS 927.4



The FAA expects the number of enplanements (passengers boarding commercial airlines) to increase from 604.1 million in 2000 to 927.4 million by 2012, including U.S. domestic, international and commuter airlines.



Vision for the Future

InVision Technologies' accomplishments in 2002 were just the first steps in our mission of delivering advanced security solutions. Rising global awareness of vulnerability to terrorist threats has driven new levels of demand for state-of-the-art technology that detects and identifies weapons, explosives and other threats.

InVision's primary long-term strategic mission is to provide sophisticated, interconnected security systems for homeland security. We are also leveraging our core competencies in non-destructive testing to serve industrial markets. We plan to achieve our mission through three specific courses of action. First, we will continue to invest in our core EDS business to build on our technological and operating advantages. Second, we will leverage our technology, relationships, reputation and experience to provide solutions for airport checkpoints and cargo. And third, we will expand our mission to address not only aviation, but the broader need for homeland security solutions.

InVision Technologies will invest in research, development and acquisition of critical technologies to continually refine and enhance our EDS product offerings. We have three objectives: constantly improving the security performance of our equipment, improving passenger convenience, and ultimately reducing our customers' total cost of ownership.

Specifically, InVision has identified two next-generation technologies, quadrupole resonance (QR) and X-ray diffraction, which we expect will provide meaningful advancements toward the trio of objectives for our EDS products. InVision's wholly owned subsidiary Quantum Magnetics possesses significant QR expertise. QR technology for explosives detection is based on molecular structure and utilizes a form of magnetic resonance, similar to medical magnetic resonance imaging. Our scientists and researchers are focused on perfecting QR-based EDS. And in March, InVision Technologies acquired Yxlon International Holding GmbH, a developer of X-ray diffraction technology based in Hamburg, Germany.

We believe Yxlon's diffraction technology is highly complementary to our CT technology. We believe that EDS combining the two technologies could reduce false alarm rates to the low single digits, a significant performance enhancement for the industry.

During 2003, we are pursuing TSA certification for Yxlon's technologies. Additionally, Yxlon is already the world leader in industrial X-ray systems for non-destructive testing (NDT), an approach that utilizes high-quality imaging to scan manufactured components for flaws and inconsistencies. Yxlon's NDT business brings the added benefits of immediate revenue diversification and entry into new markets.

Finally, we will continue to invest in internal research and development, which to date has yielded improved manufacturing techniques, breakthroughs in system configuration that make maintenance easier, and software development to promote ease-of-use and integration into airport systems.

We believe our EDS leadership positions us well for entry into the aviation passenger checkpoints and cargo markets. Accordingly, we intend to introduce a full suite of products to provide integrated security solutions to screen passengers, carry-on baggage, and the mail, parcels and cargo that travel on passenger aircraft.

Our vision extends beyond aviation to the broader need for homeland security. As underscored by the creation early in 2003 of the new U.S. Department of Homeland Security, the threat of terrorism is not limited to airports and airliners. In fact, we believe aviation security represents the test bed for security installations in many additional venues. Securing the homeland means scrutinizing passenger cars at bridges and tunnels; inspecting maritime cargo containers and railroad cars; tracking trucks that carry hazardous materials; screening employees and visitors to nuclear power plants and other high-threat venues; and reconciling identities of individuals using biometric identifiers.

InVision Technologies today has a portfolio of technologies and products that can meet the needs of a variety of security applications beyond aviation. We continue to make select investments in technologies that provide explosives and weapons detection and related capabilities. Specifically, we seek technologies that will advance our long-range strategy while also offering a strong likelihood of short-term revenue and earnings contributions. Having met the challenges in 2002, we have secured a leadership position that we believe will propel our company's future success.

11 Selected Financial Data
12 Management's Discussion and Analysis of Financial Condition and Results of Operations
24 Quantitative and Qualitative Disclosures About Market Risk
25 Consolidated Balance Sheets
26 Consolidated Statements of Operations
27 Consolidated Statements of Cash Flows
28 Consolidated Statements of Stockholders' Equity
30 Notes to Consolidated Financial Statements
49 Selected Quarterly Financial Data
49 Market Information
49 Dividends
50 Independent Auditors' Report

Financials

Selected Financial Data

The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and notes thereto and the other information contained in this annual report.

The selected consolidated balance sheet data as of December 31, 2002 and 2001 and the selected consolidated statement of operations data for each year in the three years ended December 31, 2002, have been derived from our audited consolidated financial statements appearing elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2000, 1999 and 1998 and the consolidated statement of operations data for the years ended December 31, 1999 and 1998 have been derived from our audited consolidated financial statements not included in this annual report. Historical results are not necessarily indicative of future results. Product cost of revenues is net of reimbursable ramp up costs from the TSA of $11.0 million in 2002. Cost of revenues and operating expenses are net of amounts recoverable under contracts and grants with governmental agencies of $866,000 in 2002, $8.3 million in 2001, $1.7 million in 2000, $865,000 in 1999 and $3.6 million in 1998. We acquired Inovec, which was accounted for as a purchase effective January 1, 2000 and, accordingly, Inovec's results of operations are only included in the consolidated statement of operations data for the years ended December 31, 2002, 2001 and 2000.

Year Ended December 31, (in thousands, except per share data)	**2002**	2001	2000	1999	1998
Consolidated Statement of Operations Data:					
Revenues:					
Product revenues	**$ 411,426**	$ 46,536	$ 58,713	$ 43,160	$ 60,854
Service revenues	**15,622**	11,239	9,801	4,582	2,430
Government contract revenues	**12,083**	16,556	10,632	10,694	7,210
Total revenues	**439,131**	74,331	79,146	58,436	70,494
Cost of revenues:					
Product costs	**234,767**	28,782	39,333	24,886	32,701
Service costs	**10,761**	7,162	6,512	3,678	2,245
Government contract costs	**8,708**	13,010	7,849	7,739	5,223
Total revenues	**254,236**	48,954	53,694	36,303	40,169
Gross profit	**184,895**	25,377	25,452	22,133	30,325
Operating expenses:					
Research and development	**20,622**	7,979	11,039	10,443	8,498
Selling, general and administrative	**31,744**	14,727	16,551	11,767	12,997
Total operating expenses	**52,366**	22,706	27,590	22,210	21,495
Income (loss) from operations	**132,529**	2,671	(2,138)	(77)	8,830
Interest expense	**(399)**	(289)	(195)	(227)	(390)
Interest and other income, net	**38**	570	527	754	697
Income (loss) before income taxes	**132,168**	2,952	(1,806)	450	9,137
Provision (benefit) for income taxes	**53,874**	(4,571)	-	67	1,096
Net income (loss)	**$ 78,294**	$ 7,523	$ (1,806)	$ 383	$ 8,041
Net income (loss) per share:					
Basic	**$ 4.90**	$ 0.58	$ (0.14)	$ 0.03	$ 0.67
Diluted	**$ 4.40**	$ 0.52	$ (0.14)	$ 0.03	$ 0.63
Weighted average shares outstanding:					
Basic	**15,987**	12,998	12,510	12,133	12,046
Diluted	**17,803**	14,343	12,510	12,751	12,827

December 31, (in thousands)	**2002**	2001	2000	1999	1998
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	**$ 159,736**	$ 13,378	$ 11,908	$ 24,169	$ 12,457
Working capital	**$ 227,074**	$ 49,634	$ 37,672	$ 40,913	$ 38,911
Total assets	**$ 417,787**	$ 89,733	$ 69,332	$ 62,987	$ 63,486
Long-term liabilities	**$ 653**	$ 680	$ 1,861	$ 1,181	$ 1,565
Total stockholders' equity	**$ 236,713**	$ 61,420	$ 47,504	$ 47,485	$ 46,830

Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion below includes forward-looking statements that involve risks and uncertainties. When used in this annual report, the words "anticipate," "believe," "estimate," and "expect" and similar expressions identify these forward-looking statements. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include:

- The timing, size and mix of orders from our major customers, including most prominently, the Transportation Security Administration, and agencies of other governments;
- Delays in product shipments caused by the inability of airports to install or integrate our products in a timely fashion;
- Our ability to expand manufacturing capacity sufficiently to meet any increased demand for our products;
- The availability and cost of key components;
- The acceptance and timing of enhancements to our existing products;
- The introduction and acceptance of new products offered by us or our competitors;
- Changes in pricing policies by us, our competitors or our suppliers, including possible decreases in average selling prices of our products caused by customer volume orders or in response to competitive pressures;
- Legislative or other government actions leading to fluctuations in demand for aviation security products and services; and
- Our sales mix to domestic and international customers.

Additional factors that could cause or contribute to such differences are set forth under the caption "Risk Factors" in "Item 1. Business" of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2003.

Overview

We are organized under three segments. Our EDS business manufactures CT-based detection products used by the aviation industry to screen baggage for explosives. Our wholly owned subsidiary, Quantum Magnetics ("Quantum"), utilizes QR and magnetic sensing technologies for the inspection, detection and analysis of explosives, concealed weapons and other materials. Our Wood division consists of Inovec, which manufactures systems using laser-based technologies to improve sawmill yield, and WoodVision, which is developing our CT and x-ray technology to increase the value of harvested timber.

Our revenues are primarily comprised of:

- EDS product revenues, which include revenues from sales of CTX systems, related accessories and spare parts, and related installation and configuration, and EDS service revenues, which include revenues from maintenance contracts related to product support, integration and other services, including those complex integrations and configurations that are separate from product revenues;
- Quantum government contract revenues, which include revenues primarily from development contracts utilizing QR and magnetic sensing technologies with government agencies and private entities; and
- Wood product revenues from the sales of control and automation systems for timber processing equipment and related accessories, installation and configuration, and service revenues from maintenance contracts related to product support, repairs and other services.

We market our products and services directly through internal sales personnel and indirectly through authorized agents, distributors and systems integrators. In the United States, we market our products and services primarily through direct sales personnel. Internationally, we use a direct sales force and authorized representatives to sell our products. International sales represented 11.7% of total revenues for the year ended December 31, 2002, 32.5% of total revenues for the year ended December 31, 2001 and 26.2% of total revenues for the year ended December 31, 2000.

EDS.

In any given fiscal quarter or year, our EDS product revenues are derived from orders of multiple units of our EDS products from a limited number of customers. For example, in 2002, ten customers accounted for all of our EDS units sold. The number of our customers does not vary widely from period to period, and we are dependent on multiple orders from this small number of customers for a substantial portion of our revenues. Therefore, a cancellation or delay of an order from a customer could have a significant negative impact on our operations in a given period. We generated $356.7 million from EDS sales to our largest customer, the FAA and, following the formation of the TSA, the TSA, representing 81.2% of total revenues for the year ended December 31, 2002, $20.0 million representing 26.9% of total revenues for the year ended December 31, 2001, and $30.8 million representing 38.9% of total revenues for the year ended December 31, 2000. There were no other EDS customers who accounted for more than 10% of total revenues in the years ended December 31, 2002, 2001 and 2000.

We typically bill our customers in three stages, as generally provided in our contracts with our customers:

- amounts to cover the bill of materials when materials are received from suppliers, typically 30% to 40% of the total system price;
- an additional amount upon factory acceptance or shipment, ranging from 30% to 60%; and
- the balance upon installation and site acceptance, ranging from 5% to 30%.

These payment terms effectively provide the necessary working capital for acquisition of materials and funding inventory during the manufacturing cycle. We anticipate that potential future orders from the TSA will continue to provide payment terms which provide the necessary working capital for us and our suppliers, even if production volumes were to rapidly increase. If future orders from the TSA contain different payment terms, a major increase in production rates may require substantial additional working capital.

Payment terms for FAA and TSA invoices are net 30 days, while terms for international invoices vary from amounts due upon receipt of invoice to 90 days.

We consider research and development to be a vital part of our operations and continue to dedicate substantial resources to research to enhance the performance, functionality and reliability of our CTX systems, as well as development of new products. Gross research and development expenses for EDS were $18.2 million in 2002, $10.7 million in 2001 and $9.5 million in 2000.

Quantum.
Our Quantum revenues are substantially derived from development activities funded by various U.S. government contract agencies. The government contract revenues are from contracts which are typically in the form of cost-plus-fixed-fee or firm-fixed-price awards. We sold our first QScan product in late 1999 and our first *i*-Portal 100 system in 2001, and continue to market these products to customers within the aviation and transportation security markets.

We also perform independent research and development activities at Quantum which are not directly funded through U.S. government contracts or grants. Many of these activities explore ways to utilize those technologies which are developed or improved under directly funded government contracts. Internal research and development activity levels can fluctuate with the level of identified internal research and development projects and with the resource requirements of funded government contracts and grants.

Wood.
Our Wood product and service revenues are primarily derived from Inovec's sales of control and automation systems for timber processing equipment and related service. We have installed laser scanners in over 300 sawmills worldwide.

Results of Operations

The following table sets forth certain income and expenditure items from our consolidated statements of operations expressed as a percentage of total revenues for the periods indicated.

December 31,	**2002**	2001	2000
Revenues:			
Product revenues	**93.7%**	62.6%	74.2%
Service revenues	**3.6**	15.1	12.4
Government contract revenues	**2.7**	22.3	13.4
Total revenues	**100.0**	100.0	100.0
Cost of revenues:			
Product costs	**53.5**	38.8	49.7
Service costs	**2.5**	9.6	8.2
Government contract costs	**2.0**	17.5	9.9
Total cost of revenues	**58.0**	65.9	67.8
Gross margin	**42.0**	34.1	32.2
Operating expenses:			
Research and development	**4.7**	10.7	13.9
Selling, general and administrative	**7.2**	19.8	21.0
Total operating expenses	**11.9**	30.5	34.9
Income (loss) from operations	**30.1**	3.6	(2.7)
Interest expense	**(0.1)**	(0.4)	(0.2)
Interest and other income, net	**-**	0.8	0.6
Income (loss) before income taxes	**30.0**	4.0	(2.3)
Provision (benefit) for income taxes	**12.2**	(6.1)	-
Net income (loss)	**17.8%**	10.1%	(2.3)%

Comparison of Fiscal Years 2002 and 2001

Revenues.
EDS product revenues were $403.1 million in 2002, an increase of 1,004% from $36.5 million in 2001. This increase in system sales and related accessories reflects the orders received from the FAA and the TSA during 2002, as well as international customers in late 2001 and 2002, resulting from the increased focus on aviation security following the terrorist attacks of September 11, 2001. The increase in EDS product revenues is slightly offset by volume discounts. EDS service revenues

were $13.7 million in 2002, an increase of 43.4% from $9.6 million in 2001. The increase in service revenues is a result of signing an agreement with Siemens, which was retroactive to November 2002, to service our EDS units owned by the FAA and the TSA in the United States and its territories and service contract revenues from international customers for new support and maintenance agreements for CTX systems for which warranty periods expired during the year. We anticipate that service revenues will increase in 2003 compared to 2002 due to the agreement with Siemens and a larger installed base of EDS coming off of warranty. We typically ship against a backlog of orders for our products. As of December 31, 2002, we had in backlog EDS equipment orders and service agreements of $246.6 million.

Quantum's government contract revenues were $12.1 million in 2002, a decrease of 27.0% from $16.6 million in 2001. During 2002, $7.0 million of our government contract revenues from the U.S. government were for the development of landmine technologies, representing 53.1% of Quantum revenues, compared to 2001, in which $12.6 million of our government contract revenues from the U.S. government were for the development of landmine technologies, representing 74.0% of Quantum revenues. As of December 31, 2002, we had Quantum government contract backlog of approximately $12.4 million, approximately $6.1 million of which is for the development of landmine detection technologies. We anticipate that government contract revenues for landmine detection technologies will decrease in 2003 compared to 2002. This is the result of a reduced need for subcontract support for the landmines contracts as outsourced milestones are completed. A reduction in such support needs reduces the amounts of revenue recognized in re-billing subcontract support cost to the government. In addition, Quantum is shifting internal resources to develop an upgrade to the CTX family of explosives detection systems utilizing QR. This project to combine QR and CT technology is partially funded by a grant of $1.0 million by the TSA. Quantum's product revenues were $1.0 million in 2002, compared to $322,000 in 2001. Quantum did not have a commercial product until 2001. The increase in Quantum's product revenues in 2002 is primarily due to increased sales of *i*-Portal systems during a greater span of time compared to the same period in 2001.

Wood product revenues were $7.3 million in 2002, a decrease of 24.4% from $9.7 million in 2001. The decrease in Wood product revenues is primarily due to fewer system and machinery equipment sales, both reflecting softness in the wood products industry in 2002 compared to 2001. Wood service revenues were $1.7 million in 2002, an increase of 10.1% from $1.5 million in 2001. The increase in Wood service revenues is primarily due to increased replacement part sales and increased customer purchases of spare parts. As of December 31, 2002, we had in backlog Inovec equipment orders and service agreements of $714,000 for laser-based optimization and scanning systems for lumber manufacturing.

Gross Profit.

Cost of EDS product revenues primarily consists of purchased materials procured for use in the assembly of our products, as well as manufacturing labor and overhead, installation, training and warranty. Cost of EDS service revenues primarily consists of direct labor and materials, and customer support overhead. In any given period our gross profit for products and services may be affected by several factors, including revenue mix, volume of systems manufactured in a given period, product configuration, location of the installation and complexity of integration into various environments.

Gross profit for EDS products was $174.3 million in 2002, an increase of 1,125% from $14.2 million in 2001. Gross margins for EDS products were 43.2% in 2002 and 39.0% in 2001. In addition to significant TSA shipments in 2002, the improvement in EDS product gross profit was partially due to amounts reimbursable from the TSA for ramp up costs, which consist of consulting expenses, vendor expedite charges and subcontractor manufacturing set-up costs, totaling $11.0 million. If this amount were not reimbursable, these elements of ramp up costs would have been expensed. The overall improvement in product gross profit was partially offset by $5.3 million in inventory write downs and accrued vendor cancellation fees. During 2002, in anticipation of receiving additional TSA orders for our CTX 5500 DS model, we purchased and made commitments to purchase large quantities of critical components to build CTX 5500 DS machines. These anticipated TSA orders were largely replaced by orders for our CTX 9000 DSi model and, at year-end, our CTX 5500 DS raw material inventory levels were in excess of our anticipated requirements. Accordingly, we wrote down a portion of our CTX 5500 DS inventory and accrued cancellation fees which taken together totaled $5.3 million during 2002. The improvement in EDS product gross margin percentages is primarily due to lower manufacturing overhead per unit, resulting from a larger increase in units produced relative to the increase in fixed costs during 2002.

Gross profit for EDS services was $3.9 million in 2002, an increase of 20.2% from $3.2 million in 2001. Gross margins for EDS services were 28.2% in 2002 and 33.7% in 2001. The decrease in gross margin percentages is primarily due to the need to increase EDS customer support overhead costs necessary to support an increasing installed base of EDS units. Because product sales are initially covered for support services under warranty, there is approximately a 15 to 18 month time lag from shipment to recognizing significant service contract revenue tied to the increased sales of EDS products. However, the EDS product customer is not obligated to purchase support services from us after the warranty period, so additional service contract revenues are not assured by product sales. The increased support costs with no immediate service revenue for recent product sales was the primary reason for lower gross margin for 2002 compared to that in 2001.

Cost of Quantum government contract revenues primarily consists of direct labor, purchased materials, subcontract labor and the applicable overhead required to support government funded activities. Gross profit for government contracts was $3.4 million in 2002, a 4.8% decrease from $3.5 million in 2001. Gross margins for government contracts were 27.9% in 2002 and 21.4% in 2001. The decrease in gross profit is primarily due to lower government contract revenues in 2002 compared to 2001. The improvement in gross margin percentages for government contracts is primarily due to fewer outside engineering services being required on a landmines contract, in which related services typically carry a slightly lower margin, in 2002 compared to 2001.

Gross profit for Wood products was $2.1 million in 2002, a decrease of 38.0% from $3.4 million in 2001. Gross margins for Wood products were 28.4% in 2002 and 34.6% in 2001. The decrease in Wood products gross profit and gross margin percentages is primarily due to softness in the industry. Gross profit for Wood services was $931,000 in 2002, an increase of 13.8% from $818,000 in 2001. Gross margins for Wood services were 54.6% in 2002 and 52.9% in 2001. The increase in gross profit for Wood services is primarily due to higher service revenues in 2002 compared to the prior year using the same number of service personnel. The increase in gross margin percentages for Wood services is primarily due to variations in types of services provided in 2002 compared to 2001.

Research and Development.
Research and development expenses consist primarily of compensation paid to personnel engaged in research and development activities, amounts paid for outside services and costs of materials utilized in the development of hardware products, including prototype units. Research and development expenditures are partially offset by amounts reimbursed by the FAA, the TSA and other government agencies and private entities under research and development contracts and grants. These services are provided and reimbursed on a cost basis.

Gross research and development expenses for EDS were $18.2 million in 2002, an increase of 70.9% from $10.7 million in 2001. Gross research and development expenses for EDS as a percentage of EDS revenues were 4.4% in 2002 and 23.1% in 2001. Net research and development expenses for EDS were $17.7 million in 2002, an increase of 254.8% compared to $5.0 million in 2001. Net research and development expenses for EDS as a percentage of EDS revenues were 4.2% in 2002 and 10.8% in 2001. The increase in gross research and development expenses for EDS is primarily due to an increased focus on several initiatives to support our growth. With the goal of 100% checked baggage screening in U.S. airports, we expect that our EDS machines will be operated at or near capacity for extended periods. We are investing in sustaining engineering efforts to ensure that our products achieve high levels of serviceability and reliability when operated at capacity. We are also devoting significant engineering resources to support the rapid expansion of our manufacturing capacity, and are continuing our development of the ARGUS program, an FAA-sponsored program designed to develop a smaller, low-cost EDS product to scan checked baggage in small airports and low-traffic stations within larger airports, and product enhancements for our existing line of EDS machines. We anticipate that we will commit less engineering resources in 2003 for the ARGUS program since that program is nearing completion. The increase in net research and development expenses for EDS is primarily due to Quantum's development of an upgrade to the CTX family of explosives detection systems utilizing QR and less funding received from the ARGUS grant in the current year compared to the prior year. We anticipate that we will continue to incur unfunded costs for the continued development of the ARGUS program over the next few quarters as we approach the end of the program. The decrease of gross and net research and development expenses for EDS as a percentage of revenues is primarily due to a significant increase in revenues.

Research and development expenses for Quantum were $860,000 in 2002, an increase of 13.3% from $759,000 in 2001. Research and development expenses for Quantum as a percentage of Quantum revenues were 6.5% in 2002 and 4.5% in 2001. The increase in expenses is primarily due to more internal costs incurred for the development and commercialization of products in 2002 compared to 2001, such as the *i*-Portal 100 system. The increase of research and development expenses for Quantum as a percentage of revenues is primarily due to a decrease in revenues.

Research and development expenses for Wood were $2.1 million in 2002, a decrease of 7.0% from $2.3 million in 2001. Research and development expenses for Wood as a percentage of Wood revenues were 23.3% in 2002 and 20.1% in 2001. The decrease in expenses is primarily due to a temporary reallocation of engineering resources to support the rapid growth of the EDS business from Wood development efforts. The increase of research and development expenses for Wood as a percentage of revenues is primarily due to a decrease in revenues.

Selling, General and Administrative.
Selling, general and administrative expenses consist primarily of compensation paid to direct and indirect sales and marketing personnel, administrative personnel, including directors, consultant fees, professional service fees, insurance, travel, selling and distribution costs and other general expenses.

Selling, general and administrative expenses for EDS were $24.6 million in 2002, an increase of 186.0% from $8.6 million in 2001. Selling, general and administrative expenses for EDS as a percentage of EDS revenues were 5.9% in 2002 and 18.6% in 2001. Part of the increase in expenses for EDS was the result of an increase in expenditures to consultants and professional fees of $4.5 million, such as investigations relating to potential acquisitions and investor and public relations, employee headcount of $3.3 million, insurance costs of $2.2 million and sales commissions of $2.1 million, all related to the growth of our business compared to the prior year. The decrease in selling, general and administrative expenses for EDS as a percentage of revenues is primarily due to the increase in EDS revenues.

Selling, general and administrative expenses for Quantum were constant at $2.3 million in 2002 and 2001. Selling, general and administrative expenses for Quantum as a percentage of Quantum revenues were 17.1% in 2002 and 13.8% in 2001. The increase as a percentage of revenues is due to a decrease in total revenue.

Selling, general and administrative expenses for Wood were $4.9 million in 2002, an increase of 29.0% from $3.8 million in 2001. Selling, general and administrative expenses for Wood as a percentage of Wood revenues were 54.2% in 2002 and 33.8% in 2001. The net increase in selling, general and administrative expenses is primarily due to a $2.1 million impairment write-down of goodwill related to the acquisition of Inovec, partially offset by reductions in headcount and efforts to control expenses. The increase as a percentage of revenue is due to a decrease in total revenue and to the $2.1 million impairment write-down.

Interest Expense.
Interest expense increased to $399,000 in 2002 from $289,000 in 2001. The increase in interest expense is primarily due to increased activities within our financing for insurance premiums, and increased activities within our lines of credit, such as more standby letters of credit issued to secure guarantees to customers, in 2002 compared to that in 2001.

Interest and Other Income, Net.
Interest and other income, net was $38,000 in 2002 compared to $570,000 in 2001. The 2002 amount consists primarily of interest income on cash, cash equivalents and short-term investments of $1.9 million, offset by other expenses of $1.9 million, primarily consisting of $1.2 million of net foreign exchange losses primarily related to foreign exchange contracts entered into in advance of adopting hedge accounting in May 2002 and a contingent settlement amount of $700,000. The 2001 amount consists primarily of interest income on cash equivalents and short-term investments of $297,000 and other income (net) of $273,000, primarily the reversal of a reserve due to a favorable outcome of an international claim, partially offset by foreign exchange losses.

Provision (Benefit) for Income Taxes.
We recorded an income tax provision of $53.9 million in 2002 compared with an income tax benefit of $4.6 million in 2001. At December 31, 2002, we had federal and state net operating loss carryforwards of approximately $1.8 million and $321,000, respectively, available to reduce future federal and state taxable income. Our federal net operating loss carryforwards begin to expire in 2010 and our state net operating loss carryforwards expire in 2011. The tax benefit of the net operating loss carryforwards may be limited due to the impact of the Tax Reform Act of 1986. Events which may cause the tax benefit to be limited include, but are not limited to, a cumulative stock ownership change of more than 50% over a three-year period and the timing of utilization of various tax benefits carried forward.

Comparison of Fiscal Years 2001 and 2000

Revenues.
EDS product revenues were $36.5 million in 2001, a decrease of 21.5% from $46.5 million in 2000. This decrease was primarily attributable to decreased CTX system revenue of approximately $8.6 million, resulting from fewer CTX systems sold in 2001 compared to 2000, and also due to relatively more of the newer, lower priced CTX 2500 systems sold to existing customers in 2001 compared to 2000. The decrease was also due to a $2.2 million reduction of revenues from fewer customer upgrades of the older CTX 5000 systems to the newer CTX 5500 DS systems. The upgrades were mostly complete at the end of 2000. The decrease in EDS product revenues was partially offset by increased accessories and spare parts revenues in 2001, as more systems were deployed and operating in the field in 2001 compared to 2000.

EDS service revenues were $9.6 million in 2001, an increase of 15.8% from $8.3 million in 2000. The increase in service revenues was primarily due to increased service contract revenues from international customers for new support and maintenance agreements for CTX systems for which warranty periods expired during the year. The increase in EDS service revenue was also due to more non-contract services, such as billed time and material services, data reporting and complex integrations, provided on a greater installed base of systems in 2001 compared to 2000. We typically ship against a backlog of orders for our products. As of December 31, 2001, we had in backlog EDS equipment orders and service agreements of $56.0 million.

Quantum's government contract revenues were $16.6 million in 2001, an increase of 55.7% from $10.6 million in 2000. The increase in government contract revenues was primarily due to an increase in efforts in the development of landmine and concealed weapons detection technologies, partially offset by decreases in other types of development efforts as those government contracts and grants were completed during the last twelve months. Due to expanded efforts to develop landmine detection technologies in 2001, Quantum employed more individuals to work directly on funded projects, as well as increased subcontract support, compared to the same period in 2000. During 2001, $12.6 million of our government contract revenues from the U.S. government were for the development of landmine technologies, representing 74.0% of Quantum revenues, compared to 2000, in which $6.0 million of our government contract revenues from the U.S. government were for the development of landmine technologies, representing 54.4% of Quantum revenues. As of December 31, 2001, we had Quantum government contract backlog of approximately $12.9 million, primarily for the development of landmine detection technologies. Quantum's product revenues were $322,000 in 2001, compared to $307,000 in 2000.

Wood product revenues were $9.7 million in 2001, a decrease of 18.5% from $11.9 million in 2000. The decrease in Wood product revenues was primarily due to fewer system sales and also due to fewer machinery equipment sales, both reflecting a softness in the wood products industry in 2001 compared to 2000. Wood service revenues were constant at $1.5 million for each of the years ended December 31, 2001 and 2000. As of December 31, 2001, we had in backlog Inovec equipment orders and service agreements of $1.2 million for laser-based optimization and scanning systems for lumber manufacturing.

Gross Profit.
Gross profit for EDS products was $14.2 million in 2001, a decrease of 9.9% from $15.8 million in 2000. Gross margins for EDS products in 2001 were 39.0% and 33.9% in 2000. The decrease in gross profit was primarily due to lower EDS product revenues in 2001 compared to 2000. The increase in EDS product gross margin percentages was primarily due to improvements in the manufacturing costs of the CTX 9000 DSi system, which was first introduced in late 1999, and due to competitive pricing factors with international customers in the prior year. The increase in gross margin percentages was also due to variations in product types and accessories sold in 2001 compared to 2000. The increase in revenues from accessories, which typically carry higher margins, in 2001 added to the improvement in EDS product margins compared to 2000. Gross profit for EDS services was $3.2 million in 2001, an increase of 26.3% from $2.6 million in 2000. Gross margins for EDS services were 33.7% in 2001 and 30.9% in 2000. The increase in gross profit was primarily due to higher EDS service revenues in 2001 compared to 2000. The increase in EDS service gross margin percentages was primarily due to variations in types of service revenue, such as increased billed time and materials services, and continued efforts to maintain constant overhead costs with a greater installed base of CTX systems in 2001 compared to 2000. The increase in gross margin percentages for EDS services was also due to revenues recorded in 2001 for services which were performed in 2000. The revenues for these services were deferred in the prior year due to uncertainty of collection of the receivable at the end of the year. The revenues for these services were recognized in the current year due to the collection of the receivable in 2001.

Gross profit for government contracts was $3.5 million in 2001, a 27.4% increase from $2.8 million in 2000. Gross margins for government contracts were 21.4% in 2001 and 26.2% in 2000. The increase in gross profit was primarily due to higher government contract revenues in 2001 compared to 2000, partially offset by decreased margins. The decrease in gross margin percentages was primarily due to increased outside engineering services utilized on the landmines contract in 2001 compared to 2000, which services typically carry lower margins.

Gross profit for Wood products was $3.4 million in 2001, a decrease of 6.0% from $3.6 million in 2000. Gross margins for Wood products were 34.6% in 2001 and 30.0% in 2000. The decrease in Wood products gross profit was primarily due to lower revenues in 2001 compared to 2000. The increase in Wood products gross margin percentages was primarily due to a smaller portion of revenues attributable to machinery equipment, which typically carry a lower margin than system revenues, in 2001 compared to 2000. Gross profit for Wood services was $819,000 in 2001, an increase of 11.6% from $734,000 in 2000. Gross margins for Wood services were 52.9% in 2001 and 48.2% in 2000. The increase in gross profit was primarily due to higher service revenues in 2001 compared to 2000. The increase in Wood service gross margin percentages was primarily due to variations in types of services provided in 2001 compared to 2000.

Research and Development.
Gross research and development expenses for EDS were $10.7 million in 2001, an increase of 12.2% from $9.5 million in 2000. Research and development contracts and grants from the FAA and other government agencies and private entities funded $5.7 million of our gross research and development expenses for EDS in 2001 and $872,000 in 2000. Net research and development expenses for EDS were $5.0 million in 2001, a decrease of 42.3% compared to $8.6 million in 2000. Net research and development expenses for EDS as a percentage of EDS revenues were 10.8% in 2001 and 15.7% in 2000. The increase in gross research and development expenses for EDS was primarily due to the expanded efforts on the ARGUS program during 2001 compared to 2000. The decrease in net research and development expenses was primarily due to the focused efforts on the ARGUS development, which was funded through research and development grants. As of December 31, 2001, we had in backlog research and development contracts and grants of $880,000, representing the remaining available funding of the ARGUS program.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Research and development expenses for Quantum were $759,000 in 2001, an increase of 55.2% from $489,000 in 2000. Research and development expenses for Quantum as a percentage of Quantum revenues was 4.5% in 2001 and 2000. The increase in expenses was primarily due to more internal costs incurred for the development and commercialization of products in 2001 compared to 2000, such as the *i*-Portal 100 system.

Research and development expenses for Wood were $2.3 million in 2001, an increase of 17.7% from $1.9 million in 2000. Research and development expenses for Wood as a percentage of Wood revenues were 20.1% in 2001 and 14.3% in 2000. The increase in expenses was primarily due to the increased efforts during the first half of 2001 for field trials and other research on the development of a log scanning system based on CT technology to optimize the value of harvested timber. The increase in expenses as a percentage of revenues was due to an increase in expenses and an 18.5% decrease in Wood product revenues.

Selling, General and Administrative.
Selling, general and administrative expenses for EDS were $8.6 million in 2001, a decrease of 11.4% from $9.7 million in 2000. Selling, general and administrative expenses for EDS as a percentage of EDS revenues were 18.6% in 2001 and 17.7% in 2000. The decrease in EDS selling, general and administrative expenses was primarily due to our efforts to reduce selling, general and administrative spending levels in the first part of 2001 compared to 2000, primarily in the areas of employee headcount, travel and entertainment and professional services. The decrease was also due to the reimbursement by the FAA of the selling, general and administrative portion of expenses related to the ARGUS program of $2.1 million in 2001 compared to $400,000 in 2000, due to expanded efforts on the ARGUS development in 2001. These decreases were partially offset by increased external commission expense for certain international sales representatives in 2001 compared to 2000 and also due to increases in employee headcount, bonuses, consultants, and professional fees, such as investor and public relations, incurred in late 2001 in anticipation of greater demand for our EDS products. The decrease in EDS selling, general and administrative expenses was also partially offset by approximately $373,000 of non-recurring professional fees incurred in the latter part of 2001 related to a possible acquisition which is no longer being pursued.

Selling, general and administrative expenses for Quantum were constant at $2.3 million in 2001 and 2000. Selling, general and administrative expenses for Quantum as a percentage of Quantum revenues were 13.8% in 2001 and 21.1% in 2000. The decrease as a percentage of revenues was due to our efforts to maintain selling, general and administrative spending levels with expanded efforts on government contract projects.

Selling, general and administrative expenses for Wood were $3.8 million in 2001, a decrease of 16.4% from $4.6 million in 2000. Selling, general and administrative expenses for Wood as a percentage of Wood revenues were 33.8% in 2001 and 33.9% in 2000. The decrease in selling, general and administrative expenses was primarily due to start-up and business development costs incurred in 2000 for the newly formed WoodVision division.

Interest Expense.
Interest expense increased to $289,000 in 2001 from $195,000 in 2000. Interest expense resulted primarily from debt financing associated with our working capital lines of credit, equipment term loans, capital leases and financing for insurance premiums. The increase was primarily due to higher average debt balances during the year in 2001 compared to 2000, partially offset by lower interest rates.

Interest and Other Income, Net.
Interest and other income, net, was $570,000 in 2001 compared to $527,000 in 2000. The 2001 amount consisted primarily of interest income on cash, cash equivalents and short-term investments of $297,000 and other income (net) of $273,000, primarily the reversal of a reserve due to a favorable outcome of an international claim, partially offset by foreign exchange losses. The 2000 amount consisted primarily of interest income on cash equivalents and short-term investments of $917,000, partially offset by other expense of $390,000, primarily net foreign exchange losses. The decrease in interest income was primarily due to lower average cash balances and lower interest rates on these balances during the year in 2001 compared to 2000.

Provision (Benefit) for Income Taxes.
We recorded an income tax benefit of $4.6 million in 2001 compared to no amounts recorded for taxes in 2000. During the fourth quarter of 2001, we determined that a deferred tax asset valuation allowance was no longer necessary based on an evaluation of current evidence including, among other things, the passage of the Transportation Security Act and its effect on our estimates of future earnings as well as contracts and customer orders entered into during the fourth quarter of 2001. Accordingly, we reversed our deferred tax asset valuation allowance of $5.7 million in the fourth quarter of 2001, which more than offset the provision for the 2001 income tax expense. At December 31, 2001, we had federal net operating loss carryforwards of approximately $5.0 million and state net operating loss carryforwards of approximately $1.1 million available to reduce future federal and state taxable income. Our federal net operating loss carryforwards begin to expire in 2010 and our state net operating loss carryforwards expire in 2011. Our tax credit carryforwards of $1.3 million expire from 2005 to 2021.

Related Party Transactions

In connection with Messrs. Blum and Turpen joining our board of directors in 2001, each of these directors received a grant to purchase 20,000 shares of our common stock, which grants vested over a four-year period. In February 2002, the board of directors amended these grants to cause them to vest over a one-year period. If either Mr. Blum or Mr. Turpen ceases to be a director prior to four years from the original date of grant, we will be required to take a compensation charge equal to the difference between the fair market value of our common stock on the date of the amendment and the exercise price of the option, multiplied by the number of vested shares that would not have vested had the option not been amended.

In late September 2001, we entered into an agreement with Donald & Co. for investment advisory services related to a potential acquisition and fundraising activities. We considered other alternatives and chose Donald & Co. to provide these services because time was of the essence and it was able to react quickly to meet our business requirements based on its familiarity with our business. Stephen Blum, president of Donald & Co., is a member of our board of directors. The board approved this agreement with Mr. Blum abstaining. Under this agreement, Donald & Co. received a $50,000 cash retainer and a fully-vested warrant to purchase 100,000 shares of our common stock at a price of $9.95 per share, the closing price of our common stock on the day prior to the date of issuance. The board considered this fee to be comparable to other alternatives given the circumstances of the engagement. The warrant expires five years from date of issuance. The fair value of the warrant was $650,000, which was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividends, risk-free interest rate of 3.94%, volatility of 78% and a contractual life of five years. In September 2002, we issued 100,000 shares of common stock under the warrant. However, in lieu of paying cash for the shares, 34,153 shares valued at $29.13 per share were returned to us to settle the transaction. Such shares were recorded as treasury stock. We have allocated one-half of the cash retainer and warrant to on-going investment and financial advisory services, which was originally recorded in other current assets and then amortized over the one-year term of the agreement. We recorded amortization expense of $262,000 in 2002 and $88,000 in 2001. We have allocated the remaining balance of $350,000 to services provided in connection with our follow-on offering in April 2002, which was netted against the proceeds from the offering.

In August 1996, January 1997 and January 1999, we entered into consulting agreements with BGI, Inc., a Virginia-based international consulting firm, to assist us with the marketing of our EDS products to the U.S. government. Under these agreements, we agreed to pay an annual retainer to BGI and a success fee payable 25% in stock or stock options. In November 2000, BGI agreed to convert all of the accrued stock portion of its accumulated success fees and agreed to cancel an option to purchase 6,586 shares of common stock in consideration for an agreement by us to issue 20,468 shares of common stock to BGI. In 2000, we recorded consulting expenses of $108,000 for this common stock. We issued 9,552 shares of common stock in 2001 and we issued the remaining 10,916 shares of common stock in 2002. In March 1998, Morris Busby, president and a controlling shareholder of BGI, was elected to our board of directors. Following Ambassador Busby's election, we continued this arrangement because we felt that BGI continued to provide needed services to us at comparable market rates. We paid consulting fees to BGI of $120,000 in 2000. This arrangement expired on December 31, 2000.

Noncash Charges

We recorded noncash charges related to grants of stock options having exercise prices below the fair market value on the date of grant to employees and directors in the amounts of $136,000 in 2002 and $63,000 in 2000. We did not record any noncash charges in 2001 related to grants of stock options having exercise prices below the fair value of our common stock on the date of grant. We recorded noncash charges related to grants of a warrant to a director and stock options to a consultant in the amount of $651,000 in 2002 and $148,000 in 2001. No amounts were recorded for grants of warrants or stock options to non-employees in 2000. We recorded a noncash charge related to the issuance of common stock to a consultant in the amount of $42,000 in 2002.

Liquidity and Capital Resources

At December 31, 2002, we had $159.7 million in cash and cash equivalents, compared to $11.4 million at December 31, 2001. Working capital was $227.1 million at December 31, 2002 compared to $49.6 million at December 31, 2001.

Net cash provided by operating activities was $65.4 million in 2002, compared to $519,000 in 2001 and to $9.2 million used in 2000. The increase in cash flows from operations in 2002 resulted primarily from an increase in our earnings of approximately $70.8 million, offset by a net decrease resulting from changes in operating assets and liabilities of approximately $14.9 million. Changes in assets and liabilities reflected long-lead deposits on delivery orders from the TSA resulting in an increase of $81.9 million in deferred revenues, as well as an increase in accrued liabilities of $50.2 million and an increase in accounts payable of $20.1 million. However, these increases in operating assets and liabilities were more than offset by customer receivables processed in late 2002 that contributed to a $118.4 million growth of accounts receivable, and increases in inventory of $37.7 million and prepayments of $11.0 million, including long-lead inventory deposits of $8.4 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash flows from operations in 2001 resulted primarily from an increase in earnings of $9.3 million, which is enhanced by noncash items, such as $3.8 million for depreciation and amortization during the year. Other contributing factors to the improvement in cash flows from operations were the timing of payments on accounts payable of $3.0 million and the income tax benefits from employee stock transactions of $2.2 million, partially offset by increases in inventory of $6.8 million and accounts receivable of $4.9 million.

Net cash used in operating activities in 2000 resulted primarily from an increase in accounts receivable of $10.6 million. Other contributing factors to the cash used in operations were a net loss of $1.8 million, a build up increase of $2.2 million in inventory, and a decrease in up-front customer installment payments as of year-end, resulting in a $3.0 million decrease in deferred revenue. The net use of cash in operating activities was partially offset by an increase of $4.0 million in accrued liabilities and a $3.8 million noncash effect of depreciation and amortization.

Net cash used in investing activities was $2.9 million in 2002, compared to $4.2 million in 2001 and to $1.7 million provided by investing activities in 2000. Net cash used in investing activities in 2002 resulted from $4.7 million in acquisitions of capital equipment and $183,000 for the payment of an earn-out to the former shareholders of Inovec in accordance with the terms in the purchase agreement, offset by proceeds from the sale of short-term investments of $1.9 million. Net cash used in investing activities in 2001 resulted from $2.0 million for the purchases of short-term investments, $1.9 million in acquisitions of capital equipment, and $267,000 for the payment of an earn-out to the former shareholders of Inovec in accordance with terms in the purchase agreement. Net cash provided by investing activities in 2000 primarily resulted from $5.9 million in sales of short-term investments, partially offset by $2.7 million in acquisitions of capital equipment and the cash payment of $1.5 million for the purchase of Inovec, net of cash acquired.

Net cash provided by financing activities was $85.9 million in 2002, compared to $3.1 million in 2001 and to $1.1 million in 2000. Net cash provided by financing activities in 2002 primarily resulted from $87.8 million in net proceeds from the sale of common stock to the public and under the employee stock purchase plan and exercises of stock options, partially offset by $1.7 million in repayments of short-term debt, net of proceeds. Net cash provided by financing activities in 2001 was primarily due to $2.5 million in proceeds from sales under the employee stock purchase plan and exercises of stock options and $1.0 million in proceeds from borrowings of short-term debt, net of payments, partially offset by $403,000 in repayments of long-term debt. Net cash provided by financing activities in 2000 was primarily due to $890,000 in proceeds from borrowings of short-term debt, $669,000 in proceeds from sales under the employee stock purchase plan and exercises of stock options, partially offset by $435,000 in repayments of long-term debt.

Effective July 2002, we amended our two line of credit agreements with Silicon Valley Bank. The first agreement provides for maximum borrowings in an amount up to $25.0 million. The second agreement is partially guaranteed by the Export-Import Bank, or EXIM, of the United States and provides for maximum borrowings in an amount up to the lower of: (a) the sum of 70% to 90% of eligible EDS export accounts receivable plus the lower of: (1) 70% of eligible raw materials and work-in-process inventory designated for export customers, or (2) 60% of outstanding loans under this agreement, or (b) $10.0 million, which we expect will increase to $15.0 million in 2003 following the approval of the increase of the guarantee by EXIM. Borrowings under these agreements bear interest at the bank's prime rate minus 0.5%, which was 3.75% at December 31, 2002. The agreements expire in July 2004 and require that the EDS segment maintain certain levels of tangible net worth. We may use proceeds of loans under both lines of credit for general corporate purposes. At December 31, 2002, we had no borrowings outstanding under these agreements. However, at December 31, 2002, we had outstanding guarantees to customers through the issuance of letters of credit for which a partial reserve of $2.0 million is secured by the lines of credit, and foreign exchange contracts for which a 10% reserve of $3.5 million is secured by the lines of credit. We had remaining available borrowing capacity under the lines of credit of $29.5 million at December 31, 2002 based on eligible EDS accounts receivable and inventories as of that date.

We previously borrowed against a committed equipment line of credit agreement with Silicon Valley Bank, which converted into a term loan after draw down. Borrowings are secured by the assets purchased or financed. At December 31, 2002, we had an outstanding $67,000 term loan due June 2003. The term loan bears interest at the bank's prime rate plus 1.0%, which was 5.25% at December 31, 2002.

In August 2002, Inovec renewed a line of credit agreement with Pacific Continental Bank. The agreement provides for a $1.5 million working capital line of credit and is secured by assets of Inovec. The agreement bears interest at the bank's prime rate plus 1.0%, with an interest rate floor of 5.75%. The agreement expires in August 2003 and requires that Inovec maintain certain levels of tangible net worth and debt/worth ratios. Inovec may use proceeds from loans under the line of credit for general corporate purposes in its operations. At December 31, 2002, Inovec had no borrowings outstanding under this agreement.

Contractual Obligations and Commitments

The following table depicts our contractual obligations as of December 31, 2002 (in thousands):

Contract Obligations (in thousands)	Total	Less than 1 Year	1-3 Years	Thereafter
		Payment Due By Period		
Short-term debt	$ 184	$ 184	-	-
Long-term debt	67	67	-	-
Capital lease obligations	122	45	69	8
Operating leases	17,456	2,793	4,666	9,997
Total contractual cash obligations	$ 17,829	$ 3,089	$ 4,735	$ 10,005

At December 31, 2002, we have commitments of $34.7 million for foreign currency forward contracts, which are used to hedge against existing receivables and orders. These contracts expire within one year, when we will need to provide the euro currency from forecasted customer receipts to receive $34.7 million. We have no material obligations or commitments other than the obligations specified in the table above and the commitments specified in this paragraph.

We believe that existing cash, cash equivalents and short-term investments, available borrowings under our lines of credits and funds expected to be generated from operations will be sufficient to finance our working capital and capital expenditure requirements for at least the next twelve months. However, if we fail to meet required financial covenants in our credit agreements, or our receivables do not support the upper limits of these credit agreements, then we may not be able to have access to further funds under these agreements. In addition, if we are unable to deliver EDS units in a timely manner under our recent orders from the TSA or if we fail to adhere to the terms of the licensing agreement with the TSA, the TSA may cancel its orders or not place additional orders. If any of these events occur, our capital resources would be significantly impaired.

Inflation

The impact of inflation has not been material on our operations, cash flow or liquidity to date.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. Our preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from such estimates under different assumptions or conditions. The following summarizes our critical accounting policies and significant estimates used in preparing our consolidated financial statements:

Revenue Recognition.
We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. For sales of EDS products to the FAA and the TSA and other domestic customers that have been demonstrated to meet product specifications prior to shipment, we recognize product revenues at shipment and defer the portion of revenues relating to installation and training until these services are performed and accepted by the customer. The deferred installation and training revenues are based on the fair value of these services and generally represent less than 5% of these arrangements. Installation is generally completed within a relatively short period of time, typically less than one week. We have a consistent history of completing routine installations and obtaining customer acceptance for domestic and international sales. Some airport installations require more involved integration with baggage handling systems and, while not essential to the functionality of the machine, take longer than most routine installations. Integration services are separately priced from products in sales agreements and we recognize service revenues under these agreements as services are performed.

Sales of EDS products and services to customers in foreign countries have varying contractual terms and are governed, in part, by regulations in foreign jurisdictions; accordingly, we recognize revenue based on the specific facts and circumstances surrounding each transaction. Revenue recognition on foreign sales is affected by our determination of when legal title and risk of loss pass to foreign customers as well as by our evaluation of our enforceable rights to unbilled amounts at the balance sheet date for transactions that have been recognized as revenues. For foreign sales of EDS products that have been demonstrated to meet product specifications prior to shipment, where title and risk of loss pass to the customer at shipment, and where we either have an enforceable claim at the balance sheet date for remaining unbilled amounts or have the ability to invoice the customer for any unbilled amounts after a fixed period of time regardless of whether installation is completed,

Management's Discussion and Analysis of Financial Condition and Results of Operations

we recognize product revenue at shipment and defer and recognize the fair value of installation and training revenue, if any, as services are performed. For sales of EDS products to foreign customers where title and risk of loss for such EDS products pass upon completion of installation, we recognize product and service revenues at the completion of installation and acceptance by the customer. In other sales of EDS products to foreign customers where a portion of the contract price is withheld until installation is completed and where we do not believe we have an enforceable claim at the balance sheet date through which we can realize some or all of the withheld amount, we defer and recognize as revenue the greater of that portion of the contract price or the fair value of the installation and training at the completion of installation and acceptance by the customer.

We recognize revenues from Quantum government contracts and from Inovec product sales of automation and control systems using the percentage-of-completion method based on costs incurred to date as a percentage of total estimated costs at completion. We record provisions for estimated losses on those contracts that are anticipated to result in losses at the completion of the contract. The percentage-of-completion method relies on estimates of total expected contract revenue and costs. We use this method of revenue recognition since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Recognized revenues and profit are subject to revisions as the contract progresses to completion.

Inventory.
Our inventory purchases and commitments are made in order to build inventory to meet future shipment schedules based on forecasted demand for our products. The business environment in which we operate is subject to rapid changes in customer demand. We perform a detailed assessment of inventory by segment each period, which includes a review of, among other factors, demand requirements, product life cycle and development plans, component cost trends, product pricing and quality issues. Based on this analysis, we record adjustments to inventory for excess, obsolescence or impairment, when appropriate, to reflect inventory at net realizable value. Revisions to our inventory adjustments may be required if actual demand, component costs or product life cycles differ from our estimates.

Estimated Cost-down Liability to the TSA.
The delivery orders received from the FAA and TSA beginning in April 2002 are governed by a letter contract dated February 19, 2002. The contract specifies that product prices will be reduced by an amount equal to 75% of actual bill of material savings. While this contract has not yet been definitized, we have accrued a liability for the estimated amount of material cost savings to be shared with the TSA. The estimate was determined by the quantity of product shipments to the TSA under the contract extended, for each model, by 75% of the net decrease in the bill of materials for the production of those units shipped. The estimated liability has been recorded as a reduction of revenues and, once the contract is definitized, the liability will be adjusted to reflect agreed upon payments to the TSA. We anticipate that the contract will be definitized by the end of the second quarter of 2003.

Accrued Warranty Reserves.
We accrue the estimated cost of product warranties at the time revenues are recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by actual warranty costs, including usage of material and labor and service delivery costs incurred in correcting a product failure. If actual material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Deferred Tax Asset Valuation Allowance.
We record a valuation allowance to reduce our deferred tax assets when it is more likely than not, based upon currently available evidence and other factors, that we will not realize some portion or all of our deferred tax assets. We base our determination of the need for a valuation allowance on an ongoing evaluation of current evidence including, among other things, estimates of future earnings, the backlog of customer orders and the expected timing of deferred tax asset reversals. We charge or credit adjustments to the valuation allowance to income tax expense in the period in which these determinations are made. If we determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period this determination was made. Likewise, if we determine that we would not be able to realize all or part of our net deferred tax assets in the future, we would charge to operations an adjustment to the deferred tax asset in the period this determination was made.

Valuation of Long-Lived Assets, Including Goodwill and Purchased Intangible Assets.
We review property, plant and equipment, goodwill and purchased intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Our asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. This approach uses our estimates of future market growth, forecasted revenue and costs, expected periods the assets will be utilized and appropriate discount rates. Such evaluations of impairment of long-lived assets, including goodwill and purchased intangible assets are an integral part of, but not

limited to, our strategic reviews of our business and operations. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Deterioration of our business in a geographic region or within a business segment in the future could also lead to impairment adjustments as such issues are identified.

Recently Issued Accounting Standards

Accounting for Costs Associated with Exit or Disposal Activities.
In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, or SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force, or EITF, Issue No. 94-3. We adopted the provisions of SFAS 146 for restructuring activities initiated after December 31, 2002. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit costs was recognized at the date of a company's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

Accounting for Stock-Based Compensation.
In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, or SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123," which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. In the fourth quarter of 2002, we adopted the amended disclosure requirements of SFAS 148.

Accounting and Disclosure Requirements for Guarantees.
In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, or FIN 45, "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. We have not yet determined the impact of the adoption of the recognition provisions of FIN 45 on our results of operations or financial position.

Revenue Arrangements with Multiple Deliverables.
In November 2002, the EITF reached a consensus on EITF Issue No. 00-21, or EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 will be effective for fiscal periods beginning after June 15, 2003. We have not yet determined the impact of the adoption of EITF Issue No. 00-21 on our results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

Our international system sales and maintenance contracts are generally denominated in U.S. dollars. In instances where there are significant international system sales contracts denominated in a foreign currency, we enter into forward contracts to mitigate foreign exchange risk. We do not enter into market risk sensitive instruments for trading purposes. During the year ended December 31, 2002, we entered into foreign exchange forward contracts with notional values of approximately $43.6 million to hedge against foreign exchange risk for contracts with international customers denominated in euros and, at December 31, 2002, had outstanding contracts with notional values totaling $34.7 million with a negative fair value of approximately $4.9 million. The following table depicts the maturities of the outstanding contract amounts:

	Payment Due By Period			
Contract Maturity	Within 3 Months	4-6 Months	7-9 Months	10-12 Months
(in thousands)				
Amount	$ 13,884	$ 18,020	$ 2,653	$ 99

Purchases of raw materials and other inventory components are primarily denominated in U.S dollars and, when purchased in foreign currencies, are generally made on an as needed basis. We have some advance purchase commitments in foreign currencies with a few European suppliers. We currently do not hedge against these purchase commitments, as the foreign exchange rate fluctuations have not had a material adverse impact on these purchases; however, we will continue to monitor the foreign exchange rates and may enter into forward contracts to mitigate foreign exchange risk as appropriate.

Certain costs of providing warranty and maintenance services for systems sold to foreign countries are denominated in local currencies. To the extent exchange rates fluctuate, it could become more expensive to provide these services. To date, these costs have not been significant; however, we expect they will increase as our installed base increases.

We are exposed to foreign currency exchange rate risk inherent in our sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. We transact business in 3 currencies worldwide, of which the most significant to our operations is the euro. In some situations, we are a net receiver of foreign currencies and therefore benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to those foreign currencies in which we transact significant amounts of business. We have performed a sensitivity analysis as of December 31, 2002, using a modeling technique that measures the change in the fair values arising from a hypothetical 10% and 15% adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar (that is, strengthening of the U.S. dollar) with all other variables held constant. The analysis covers all of our foreign exchange forward contracts offset by the underlying exposures. The foreign currency exchange rates used were based on market rates in effect at December 31, 2002. The cash flow impacts of the sensitivity analysis are summarized in the following table:

			Cash Flow Impact of Change in Exchange Rates	
	Contract Amount	Fair Value as of Dec. 31, 2002	10% Change	15% Change
(in thousands)				
Foreign currency forward contracts	$ 34,656	$ (4,948)	$ 3,973	$ 5,960
Accounts receivable	13,216	14,803	(1,480)	(2,220)
Firm orders*	24,123	27,390	(2,739)	(4,109)
Net accounts payable	(835)	(1,022)	102	153
Total			$ (144)	$ (216)

* Firm orders represent orders for which we have received a signed purchase order.

The cash flow impact of changes in exchange rates at December 31, 2002 is not significantly different from the cash flow impact of changes in exchange rates at December 31, 2001. We do not expect the impact of changes in interest rates to have a material impact on our operations, cash flow or liquidity. In addition, the impact of inflation has not been material on our operations, cash flow or liquidity to date.

InVision Technologies, Inc.
Consolidated Balance Sheets

Year Ended December 31,	2002	2001
(in thousands, except per share data)		
Assets		
Current assets:		
Cash and cash equivalents	$ 159,736	$ 11,386
Short-term investments	-	1,992
Accounts receivable, net	146,295	27,239
Inventories	64,764	27,104
Deferred income taxes	20,889	4,082
Other current assets	15,811	5,464
Total current assets	407,495	77,267
Property and equipment, net	7,225	5,713
Deferred income taxes	1,050	2,237
Intangible assets, net	1,603	4,011
Other assets	414	505
Total assets	$ 417,787	$ 89,733
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 28,477	$ 8,375
Accrued liabilities	65,364	12,822
Deferred revenue	86,284	4,377
Short-term debt	184	1,880
Current maturities of long-term debt	112	179
Total current liabilities	180,421	27,633
Long-term liabilities	653	680
Commitments and contingencies (Notes 5, 8 and 14)		
Stockholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $0.001 par value, 60,000,000 and 20,000,000 shares authorized; 17,243,000 and 13,730,000 shares issued; 17,008,000 and 13,539,000 shares outstanding	17	14
Additional paid-in capital	166,243	66,011
Deferred stock compensation expense	(406)	-
Accumulated other comprehensive loss	(1,783)	-
Retained earnings (accumulated deficit)	74,836	(3,458)
Treasury stock, at cost (235,000 and 191,000 shares)	(2,194)	(1,147)
Total stockholders' equity	236,713	61,420
Total liabilities and stockholders' equity	$ 417,787	$ 89,733

The accompanying notes are an integral part of these consolidated financial statements.

InVision Technologies, Inc.
Consolidated Statements of Operations

Year Ended December 31,	2002	2001	2000
(in thousands, except per share data)			
Revenues:			
Product revenues	$ 411,426	$ 46,536	$ 58,713
Service revenues	15,622	11,239	9,801
Government contract revenues	12,083	16,556	10,632
Total revenues	439,131	74,331	79,146
Cost of revenues:			
Product costs	234,767	28,782	39,333
Service costs	10,761	7,162	6,512
Government contract costs	8,708	13,010	7,849
Total cost of revenues	254,236	48,954	53,694
Gross profit	184,895	25,377	25,452
Operating expenses:			
Research and development	20,622	7,979	11,039
Selling, general and administrative	31,744	14,727	16,551
Total operating expenses	52,366	22,706	27,590
Income (loss) from operations	132,529	2,671	(2,138)
Interest expense	(399)	(289)	(195)
Interest and other income, net	38	570	527
Income (loss) before income taxes	132,168	2,952	(1,806)
Provision (benefit) for income taxes	53,874	(4,571)	-
Net income (loss)	$ 78,294	$ 7,523	$ (1,806)
Net income (loss) per share:			
Basic	$ 4.90	$ 0.58	$ (0.14)
Diluted	$ 4.40	$ 0.52	$ (0.14)
Weighted average shares outstanding:			
Basic	15,987	12,998	12,510
Diluted	17,803	14,343	12,510

The accompanying notes are an integral part of these consolidated financial statements.

InVision Technologies, Inc.
Consolidated Statements of Cash Flows

Year Ended December 31,	2002	2001	2000
(in thousands, except per share data)			
Cash flows from operating activities:			
Net income (loss)	$ 78,294	$ 7,523	$ (1,806)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	3,605	3,816	3,754
Deferred income taxes	(14,393)	(5,822)	(363)
Loss on disposal of fixed assets	459	-	107
Bad debt expense	170	168	188
Income tax benefit from employee stock transactions	9,185	2,160	-
Stock compensation expense	829	148	63
Impairment of goodwill	2,100	-	-
Changes in operating assets and liabilities:			
Accounts receivable	(118,415)	(4,860)	(10,622)
Inventories	(37,660)	(6,830)	(2,193)
Other assets	(10,953)	(2,568)	940
Accounts payable	20,102	3,022	(378)
Accrued liabilities	50,159	1,479	4,010
Deferred revenues	81,907	2,239	(3,005)
Other liabilities	(8)	44	90
Net cash provided by (used in) operating activities	65,381	519	(9,215)
Cash flows from investing activities:			
Purchases of property and equipment	(4,671)	(1,900)	(2,652)
Proceeds from (purchases of) short-term investments, net	1,939	(1,992)	5,887
Purchase of subsidiary, net of cash acquired	(183)	(267)	(1,518)
Net cash provided by (used in) investing activities	(2,915)	(4,159)	1,717
Cash flows from financing activities:			
Net proceeds from (repayments of) short-term debt	(1,696)	990	890
Repayments of long-term debt	(195)	(403)	(435)
Proceeds from issuance of common stock, net	87,775	2,531	669
Net cash provided by financing activities	85,884	3,118	1,124
Net change in cash and cash equivalents for the year	148,350	(522)	(6,374)
Cash and cash equivalents at beginning of year	11,386	11,908	18,282
Cash and cash equivalents at end of year	$ 159,736	$ 11,386	$ 11,908
Supplemental disclosures of cash flow information:			
Interest paid	$ 343	$ 288	$ 242
Income taxes paid, net of refunds	$ 41,282	$ 116	$ 187
Supplemental disclosures of noncash investing and financing activities:			
Issuance of common stock in connection with acquisition of subsidiary	$ 1,199	$ 933	$ 1,093
Liabilities assumed in acquisition of subsidiary	$ -	$ -	$ 2,881
Cash and stock payable in connection with acquisition of subsidiary	$ -	$ 366	$ 2,215
Warrant issued in connection with investment advisory services and financing related services	$ -	$ 650	$ -
Capital lease obligations incurred for the purchase of new equipment	$ 111	$ -	$ 57
Issuance of common stock in connection with the exercise of warrants	$ 995	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

InVision Technologies, Inc.
Consolidated Statements of Stockholders' Equity

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital
Balance at January 1, 2000	**12,391**	**$ 12**	**$ 57,910**
Net loss and comprehensive loss	-	-	-
Amortization of deferred stock compensation	-	-	-
Exercise of common stock options	63	-	336
Shares issued under the employee stock purchase plan	111	-	333
Issuance of common stock related to an acquisition	249	1	1,092
Balance at December 31, 2000	**12,814**	**13**	**59,671**
Net income and comprehensive income	-	-	-
Exercise of common stock options	463	1	2,266
Shares issued under the employee stock purchase plan	132	-	264
Issuance of common stock related to an acquisition	321	-	933
Issuance of warrants and options to consultants	-	-	717
Issuance of stock to a consultant	-	-	-
Income tax benefits of employee stock transactions	-	-	2,160
Balance at December 31, 2001	**13,730**	**14**	**66,011**
Net income	-	-	-
Unrealized loss on cash flow hedges, net of tax	-	-	-
Less: reclassification of loss on cash flow hedges, net of tax	-	-	-
Comprehensive income			
Issuance of common stock pursuant to secondary public offering, net of issuance costs of $1,617	2,500	2	84,630
Exercise of common stock options	680	1	2,055
Deferred stock compensation	-	-	542
Shares issued under the employee stock purchase plan	172	-	949
Issuance of common stock related to an acquisition	32	-	1,199
Issuance of warrants and options to consultants	100	-	1,384
Issuance of stock to a consultant	29	-	288
Income tax benefits of employee stock transactions	-	-	9,185
Balance at December 31, 2002	**17,243**	**$ 17**	**$ 166,243**

The accompanying notes are an integral part of these consolidated financial statements.

Deferred Stock Compensation Expense	Accumulated Other Comprehensive Expense	Retained Earnings (Accumulated Deficit)	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity
$ (63)	**$ -**	**$ (9,175)**	**(201)**	**$ (1,199)**	**$ 47,485**
-	-	(1,806)	-	-	(1,806)
63	-	-	-	-	63
-	-	-	-	-	336
-	-	-	-	-	333
-	-	-	-	-	1,093
-	**-**	**(10,981)**	**(201)**	**(1,199)**	**47,504**
-	-	7,523	-	-	7,523
-	-	-	-	-	2,267
-	-	-	-	-	264
-	-	-	-	-	933
-	-	-	-	-	717
-	-	-	10	52	52
-	-	-	-	-	2,160
-	**-**	**(3,458)**	**(191)**	**(1,147)**	**61,420**
-	-	78,294	-	-	78,294
-	(2,274)	-	-	-	(2,274)
-	491	-	-	-	491
					76,511
-	-	-	-	-	84,632
-	-	-	-	-	2,056
(406)	-	-	-	-	136
-	-	-	-	-	949
-	-	-	-	-	1,199
-	-	-	(34)	(995)	389
-	-	-	(10)	(52)	236
-	-	-	-	-	9,185
$ (406)	**$ (1,783)**	**$ 74,836**	**(235)**	**$ (2,194)**	**$ 236,713**

Notes to Consolidated Financial Statements

NOTE 1. Description of Business

InVision Technologies, Inc. (the "Company") was incorporated in Delaware in 1990 and its principal business is to manufacture computed tomography, or CT, based detection products used by the aviation industry to screen baggage. The Company's headquarters and principal manufacturing facilities are located in Newark, California. In 1997, the Company acquired Quantum Magnetics, Inc. ("Quantum") as a wholly-owned subsidiary. Quantum is a California corporation with its headquarters and manufacturing facilities located in San Diego, California. In 2000, the Company acquired Inovec, Inc. ("Inovec") as a wholly-owned subsidiary. Inovec is a Delaware corporation with its headquarters and manufacturing facilities located in Eugene, Oregon. The Company is organized under three segments:

EDS.
The Company designs, manufactures and markets CT-based detection products used by the aviation industry to screen baggage for explosives. The Company's products were the first automated explosives detection systems ("EDS") to be certified by the Federal Aviation Authority (the "FAA"). The Company has sold 779 systems to the FAA and, following the formation of the Transportation Security Administration (the "TSA"), the TSA, to foreign aviation security agencies and to domestic and foreign airports and airlines.

Quantum.
Quantum develops for commercialization patented and proprietary technology for inspection, detection and analysis of explosives and other materials. Quantum's products are based on passive magnetic sensing technology and quadrupole resonance ("QR") technology, a form of magnetic resonance. Quantum receives grants from a variety of U.S. government agencies for research and development of military and humanitarian landmine detection, carry-on luggage screening, concealed weapon detection, drug detection, and in-process materials inspection.

Wood.
In February 2000, the Company announced the formation of its WoodVision division ("WoodVision") to develop the Company's CT technology to increase the value of harvested timber. Previous studies have indicated that CT technology can be applied to scan a log before it is sawn to determine the optimal cut. In connection with the formation of WoodVision, the Company acquired Inovec, which was accounted for as a purchase effective January 1, 2000 (see Note 3). Inovec manufactures, markets and supports yield enhancement equipment for sawmills based on laser scanning and other technologies. Since inception, Inovec has installed over 633 laser scanners and other optimization systems in over 300 sawmills worldwide.

NOTE 2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

Financial Statement Estimates

The Company's preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include inventory valuation, allowances for potentially uncollectible accounts receivable, accrued warranty, certain accrued liabilities, valuation allowances for deferred tax assets, total estimated costs at completion for contracts accounted for using the percentage-of-completion method and goodwill impairment. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications did not change previously reported total assets, liabilities, stockholders' equity, operating income (loss) or net income (loss).

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Short-term Investments

Short-term investments consist primarily of commercial paper with original maturities beyond three months and less than 12 months and are classified as available-for-sale. Such short-term investments are carried at cost, which approximates fair market value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company limits the amount of credit exposure of cash balances and short-term investments by maintaining its accounts in high credit quality financial institutions. With respect to accounts receivable, the Company regularly performs evaluations of its customers' financial condition and credit worthiness.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis, and includes materials, *labor and overhead. During the years ended December 31,* 2002, 2001 and 2000, the Company recorded excess and *obsolete inventory write down expenses of* $4.5 *million,* $429,000 and $293,000, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization is computed using the straight-line method based upon the estimated useful lives of the assets, which range from two to seven years, or the lease term of the respective assets, if less than the useful life.

Intangible Assets

The Company has patents, licenses, developed technologies and a covenant not to compete, which are being amortized over their estimated useful lives on a straight-line basis ranging from three to five years.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. An impairment loss is recorded when the net book value of the reporting unit exceeds its estimated fair value. The Company determines its fair value using the discounted future cash flows method.

Upon the adoption of SFAS 142, the Company ceased amortization of the carrying values of goodwill of $2.5 million and acquired workforce of $331,000, and reclassified the net carrying amount of acquired workforce to goodwill. The adoption of SFAS 142 resulted in a reduction in annual amortization expense of $426,000. In the fourth quarter of 2002, the Company performed the annual impairment test required by the standard, and recorded a $2.1 million impairment of goodwill, relating to the Inovec reporting unit.

The following reconciles reported net income and net income per share to the adjusted net income and net income per share as if the Company had followed the amortization provisions of SFAS 142 for the periods presented below (in thousands, *except per share data):*

December 31,	**2002**	2001	2000
Net income (loss):			
As reported	$ **78,294**	$ 7,523	$ (1,806)
add: goodwill amortization expense, net of taxes	-	261	201
add: acquired workforce amortization expense, net of taxes	-	165	166
As adjusted	$ **78,294**	$ 7,949	$ (1,439)
Basic net income (loss) per share:			
As reported	$ **4.90**	$ 0.58	$ (0.14)
As adjusted	$ **4.90**	$ 0.61	$ (0.12)
Diluted net income (loss) per share:			
As reported	$ **4.40**	$ 0.52	$ (0.14)
As adjusted	$ **4.40**	$ 0.55	$ (0.12)

Impairment of Long-Lived Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 removes goodwill from its scope and retained the requirements of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," to (1) recognize an impairment loss only if the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows and (2) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of that asset may not be recoverable. The adoption of this statement did not have a material impact on the consolidated financial statements.

Accrued Warranty

Estimated warranty costs are recorded on product revenues and adjusted periodically based on historical and anticipated experience. The Company accrues the estimated cost of product warranties at the time revenues are recognized. Although the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of component suppliers, the warranty obligation is affected by actual warranty costs, including usage of material and labor and service delivery costs incurred in correcting a product failure.

The following is a reconciliation of the changes in the accrued warranty as of and for the years ended December 31, 2002, 2001 and 2000:

	Balance at Beginning of Year	Accruals for Warranties Issued	Reduction for Payments Made	Changes in Accruals Related to Pre-existing Warranties	Balance at End of Year
2002	**$ 3,175**	**$ 26,428**	**$ (9,887)**	**$ 174**	**$ 19,890**
2001	$ 4,198	$ 2,208	$ (3,285)	$ 54	$ 3,175
2000	$ 2,404	$ 4,057	$ (2,205)	$ (58)	$ 4,198

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. For sales of EDS products to the FAA, the TSA and other domestic customers that have been demonstrated to meet product specifications prior to shipment, product revenues are recognized at shipment and the portion of revenues relating to installation and training are deferred until such services are performed and accepted by the customer. The deferred installation and training revenues are based on the fair value of such services when performed separately for customers. Installation is generally not complex and is completed within a relatively short period of time, typically less than one week. The Company has a consistent history of completing routine installations and obtaining customer acceptance for domestic and international sales. Certain airport installations require more involved integration with baggage handling systems and, while not essential to the functionality of the machine, take longer than most routine installations. Such integration services are separately priced from products in sales agreements and the Company recognizes service revenues under these agreements as services are performed.

Sales of EDS products and services to customers in foreign countries have varying contractual terms and are governed, in part, by regulations in foreign jurisdictions; accordingly, revenue is recognized based on the specific facts and circumstances surrounding each transaction. For foreign sales of EDS products that have been demonstrated to meet product specifications prior to shipment to customers, where title and risk of loss pass to the customer at shipment, and where the Company either has an enforceable claim at the balance sheet date for remaining unbilled amounts or has the ability to invoice the customer for any unbilled amounts after a fixed period of time regardless of whether installation is completed, product revenue is recognized at shipment and the fair value of installation and training revenue, if any, is deferred and recognized as services are performed. For sales of EDS products to certain foreign customers where title and risk of loss for such EDS products pass upon completion of installation, product and service revenues are recognized at the completion of installation and acceptance by the customer. In certain other sales of EDS products to foreign customers where a portion of the contract price is withheld until installation is completed and where the Company does not believe it has an enforceable claim at the balance sheet date through which it can realize some or all of the withheld amount, the greater of that portion of the contract price or the fair value of the installation and training is deferred and recognized as revenue at the completion of installation and acceptance by the customer. Deferred revenues from EDS product sales arise from advance payments received from customers for systems not yet delivered.

Revenues from separate EDS service maintenance contracts are recognized ratably over the term of the agreements. For other services, service revenues are recognized as the services are performed. Deferred revenue for EDS services arises from advance payments received from customers for services not yet performed.

Revenues from Quantum government contracts and from Inovec product sales of automation and control systems are recognized using the percentage-of-completion method based on costs incurred to date as a percentage of total estimated costs at completion. Provisions for estimated losses are accrued on those contracts that are anticipated to result in losses at the completion of the contract. Deferred revenue is recorded as advance payments are received for work not yet performed.

Research and Development Costs

Research and development costs are charged to operations as incurred. Contractually reimbursable costs for certain research and development activities are reflected as a reduction to research and development expense in the period the related costs are incurred.

Stock-Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." The Company accounts for stock-based awards to non-employees in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." The Company's disclosures are in accordance with Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation and Disclosure—An Amendment of FASB Statement No. 123."

Had compensation cost for options granted and shares issued in 2002, 2001 and 2000 under the Company's stock option plans (the "Equity Plans") and employee stock purchase plans (the "Purchase Plans") been determined based on the fair value at the grant and issue dates, as prescribed in SFAS 123 and SFAS 148, the Company's net income (loss) and pro forma net income (loss) per share would have been as follows (in thousands, except per share data):

Year Ended December 31, (in thousands, except per share data)	**2002**	2001	2000
Net income (loss):			
As reported	**$ 78,294**	$ 7,523	$ (1,806)
add: stock compensation as reported, net of tax effects	**$ 81**	-	-
less: stock compensation determined using the fair value method, net of tax effects	**(6,409)**	(1,106)	(1,250)
Pro forma	**$ 71,966**	$ 6,417	$ (3,056)
Pro forma net income (loss) per share:			
Basic:			
As reported	**$ 4.90**	$ 0.58	$ (0.14)
Pro forma	**$ 4.50**	$ 0.49	$ (0.24)
Diluted:			
As reported	**$ 4.40**	$ 0.52	$ (0.14)
Pro forma	**$ 4.05**	$ 0.45	$ (0.24)

The fair value of each option grant and share granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period:

	2002	2001	2000
Option Grants			
Average risk free rate of return	**3.50-4.39%**	4.46-4.98%	6.32-6.68%
Weighted average expected option life	**4.0 years**	4.0 years	3.8 years
Volatility rate	**83%**	88%	66%
Dividend yield	**0%**	0%	0%
Shares Granted			
Average risk free rate of return	**1.25-1.65%**	1.91-5.01%	5.73-6.36%
Weighted average expected life	**3.0 months**	3.0 months	3.0 months
Volatility rate	**31-33%**	32-125%	24-134%
Dividend yield	**0%**	0%	0%

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which prescribes the use of the asset and liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized.

Certain Significant Risks and Uncertainties

The Company operates in a dynamic and highly competitive industry and, accordingly, can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations and cash flows: dependence upon a limited number of suppliers for component parts; risks associated with budget processes of governmental agencies which could limit product demand; legislative actions; the ability of airports to integrate the Company's EDS units into their baggage handling systems; unforeseen problems relating to the ability of the Company's EDS products to sustain increased usage; management of the expansion of the Company's operations; growth of the service organization; risks associated with integration of acquired businesses; product liability and related claims if products fail; limited number of customers; the exercise of the royalty-bearing license granted to the TSA; limitations on the Company's intellectual property rights; a lengthy sales cycle which could result in not being able to obtain sales orders; risks associated with international sales including, but not limited to, political instability, changes in regulatory requirements, foreign currency risk, tariffs and other barriers, and negative tax consequences; the Company's relationships with international customers may be damaged if it is required to fulfill TSA orders at the expense of international orders; the selection of another company to provide post-warranty service on the Company's CTX systems; the Company's future products or product modifications fail to obtain TSA certification; inability to adapt to rapid technological change; competition in the industry; retaining key management personnel and employees; natural disasters; risks associated with special contracting requirements by governmental agencies; failure to properly protect the Company's intellectual property or having to enforce or defend against claims of intellectual property infringement; and the availability of future government funding for product development.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Such items may include foreign currency translation adjustments, unrealized gains/losses from investing and hedging activities and other transactions.

Segment Information

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires disclosures of segment information under a "management" approach. As discussed in Note 1, the Company has three reportable segments based on financial information regularly reviewed by the Company's chief operating decision maker in deciding how to allocate resources and assess performance.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, short-term debt and long-term debt. The carrying values of cash and cash equivalents, short-term investments and accounts receivable approximate their fair values based on quoted market values or due to their short-term maturities. The carrying values of short-term debt and long-term debt approximate fair value due to their variable interest rates which approximate market rates.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted-average shares of common stock outstanding for the period. Diluted net income (loss) per share reflects the weighted-average shares of common stock outstanding plus the potential effect of dilutive securities or contracts which are convertible to shares of common stock such as options, warrants, convertible debt and preferred stock (using the treasury stock method) and shares issuable in future periods, except in cases where the effect would be anti-dilutive.

Derivative Instruments and Hedging Activities

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet at its fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS 133 requires that the Company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company adopted SFAS 133 on January 1, 2001 and did not elect hedge accounting as defined by SFAS 133. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

During the year ended December 31, 2002, the Company's derivatives consisted only of foreign exchange forward contracts. In May 2002, the Company designated certain foreign currency forward contracts as cash flow hedges of foreign exchange risk for international sales contracts and began applying hedge accounting as defined by SFAS 133. Accordingly, as of December 31, 2002, the Company recorded $1,783,000 of other comprehensive loss, net of income taxes of $1,227,000, representing the net change in the fair value of the foreign currency forward contracts that were designated as and qualified for hedge accounting. The amounts deferred in other comprehensive loss are reclassified to earnings upon the recognition of hedged revenue. During the year ended December 31, 2002, the Company also recorded $272,000 as the ineffectiveness under hedge accounting. At December 31, 2002, some of the changes in fair value of certain forward contracts are offset by the measurement of associated accounts receivable amounts. The maturity of foreign exchange forward contracts as of December 31, 2002 is consistent with the contractual or expected timing of the transactions being hedged, principally receipt of customer payments. These foreign exchange forward contracts all mature within twelve months. As of December 31, 2002, the Company anticipates reclassifying the full amount included within other comprehensive loss to earnings within the next twelve months.

The Company does not enter into market risk sensitive instruments for trading purposes. The Company had aggregate foreign currency forward contracts with notional amounts of $34.7 million and $16.9 million at December 31, 2002 and 2001, respectively. The fair value of these instruments, included in the consolidated balance sheets, was a liability balance of $4.9 million and an asset balance of $47,000 at December 31, 2002 and 2001, respectively.

Recently Issued Accounting Standards

Accounting for Costs Associated with Exit or Disposal Activities.
In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. The Company will adopt the provisions of SFAS 146 for restructuring activities initiated after December 31, 2002. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit costs was recognized at the date of the Company's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

Accounting for Stock-Based Compensation.
In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123," which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Effective January 1, 2003, the Company adopted the amended disclosure requirements of SFAS No. 123 are effective for years ending after December 15, 2002.

Accounting and Disclosure Requirements for Guarantees.
In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company has not yet determined the impact of the adoption of the recognition provisions of FIN 45 on the Company's results of operations or financial position.

Revenue Arrangements with Multiple Deliverables.
In November 2002, the EITF reached a consensus on Issue No. 00-21 ("EITF 00-21), "Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 will be effective for fiscal periods beginning after June 15, 2003. The Company has not yet determined the impact of the adoption of EITF 00-21 on the Company's results of operations or financial position.

NOTE 3. Acquisition of Inovec, Inc.

The Company acquired Inovec, a manufacturer of yield enhancement equipment for sawmills, for an initial purchase price of $5.2 million in cash and stock, payable over a two-year period. The acquisition of Inovec was accounted for as a purchase effective January 1, 2000. The Company paid the purchase price with $2.4 million in cash and $2.8 million through issuance of 506,000 shares of common stock to the former shareholders of Inovec.

In addition, the Company was contingently liable under the purchase agreement in the event that Inovec achieved certain operating milestones during the years ended December 31, 2001 and 2000. Inovec achieved certain of these milestones and an additional $366,000 and $533,000 was recorded as additional goodwill at December 31, 2001 and 2000, respectively. As a result, the Company paid $267,000 in cash and $266,000 through issuance of 91,000 shares of common stock in 2001. The remaining obligation of $366,000 was paid $183,000 in cash and $183,000 through issuance of 5,000 shares of common stock in April 2002.

The transaction has been accounted for as a purchase and, accordingly, the results of operations of Inovec are included in the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000. The Company allocated the purchase price based on the fair value of assets acquired and liabilities assumed. Portions of the purchase price, including intangible assets, were identified by independent appraisers utilizing accepted valuation procedures and techniques. These intangible assets included approximately $1.5 million for developed technologies, $662,000 for the acquired workforce, $50,000 for covenants not to compete and the remaining $2.9 million for goodwill. These intangibles are being amortized over their estimated useful lives ranging from three to ten years. With the adoption of SFAS 142, the Company no longer amortizes the carrying values of goodwill of $2.5 million or acquired workforce of $331,000 at January 1, 2002, resulting in a reduction in annual amortization expense of $426,000. In the fourth quarter of 2002, the Company performed the annual impairment tests required by the standard, and recorded a $2.1 million impairment of goodwill.

NOTE 4. Government Contracts and Grants

The Company has been awarded various research and development contracts and grants by the FAA, the TSA and other government agencies to share in the costs of developing and enhancing the Company's products. During 2002, 2001 and 2000, the Company was entitled to reimbursements of $886,000, $8.3 million and $1.7 million, respectively, under research and development contracts and grants. Such reimbursements for direct costs, overhead and general and administrative expenses, have been reflected as a reduction to research and development expense, selling, general and administrative expense, and against the manufacturing and customer support overhead pools, in each period presented. Billings under such research and development contracts and grants are submitted to the FAA, the TSA and other government agencies monthly on the basis of actual costs incurred. At December 31, 2002 and 2001, the related receivable balances from these contracts and grants were $0 and $3.3 million, respectively.

In addition, under a letter contract dated February 19, 2002 and a subsequent delivery order, the FAA and, following the formation of the TSA, the TSA agreed to reimburse the Company for certain ramp up costs incurred to meet the TSA's product order demand for 2002. Ramp up costs consist of consulting expenses, vendor expedite charges and subcontract manufacturing set up costs. The Company invoiced $9.3 million in reimbursable expenses to the TSA in 2002. At December 31, 2002, the related receivable balance was $6.5 million, and the Company has approximately $1.6 million classified as other current assets which is expected to be invoiced in 2003. If these amounts were not reimbursable, these elements of ramp up costs would have been expensed.

NOTE 5. Debt

Lines of Credit

Effective July 2002, the Company amended its two line of credit agreements with Silicon Valley Bank. The first agreement provides for maximum borrowings in an amount up to $25.0 million. The second agreement is partially guaranteed by the Export-Import Bank, or EXIM, of the United States and provides for maximum borrowings in an amount up to the lower of: (a) the sum of 70% to 90% of eligible EDS export accounts receivable plus the lower of: (1) 70% of eligible raw materials and work-in-process inventory designated for export customers, or (2) 60% of outstanding loans under this agreement, or (b) $10.0 million, which the Company expects will increase to $15.0 million in 2003 following the approval of the increase of the guarantee by EXIM. Borrowings under these agreements bear interest at the bank's prime rate minus 0.5% (3.75% at December 31, 2002). The agreements expire in July 2004 and require that the EDS segment maintain certain levels of tangible net worth. The Company may use proceeds of loans under both lines of credit for general corporate purposes. At December 31, 2002, the Company had no borrowings outstanding under these agreements. However, at December 31, 2002, the Company had outstanding guarantees to customers through the issuance of letters of credit for which a partial reserve of $2.0 million is secured by the lines of credit, and foreign exchange contracts for which a 10% reserve of $3.5 million is secured by the lines of credit. The Company had remaining available borrowing capacity under the lines of credit of $29.5 million at December 31, 2002 based on eligible EDS accounts receivable and inventories as of that date.

As of December 31, 2002, the Company had letters of credit totaling $6.7 million as guarantees primarily to customers for performance and delivery commitments, and as bid bonds allowing the Company to participate in the solicitation of sales. In addition, the Company has one guarantee to an insurance carrier for premium payment commitments. The guarantees range from one to thirteen months from December 31, 2002 until expiration.

In August 2002, Inovec renewed a line of credit agreement with Pacific Continental Bank. The agreement provides for a $1.5 million working capital line of credit and is secured by assets of Inovec. The agreement bears interest at the bank's prime rate plus 1.0% with an interest rate floor of 5.75%. The agreement expires in August 2003 and requires that Inovec maintain certain levels of tangible net worth and debt/worth ratios. Inovec may use proceeds from loans under the line of credit for general corporate purposes in its operations. At December 31, 2002, Inovec had no borrowings outstanding under this agreement.

Short-term Debt

The Company previously borrowed against a committed equipment line of credit agreement with Silicon Valley Bank, which converted into a term loan after draw down. Borrowings are secured by the assets purchased or financed. At December 31, 2002, the Company had an outstanding $67,000 term loan due June 2003. The term loan bears interest at the bank's prime rate plus 1.0% (5.25% at December 31, 2002).

NOTE 6. Stockholders' Equity

On February 28, 2002, the Company's stockholders approved an increase in the number of authorized shares of common stock, previously approved by the board of directors, from 20,000,000 shares to 60,000,000 shares and the Company filed an amendment to its certificate of incorporation effecting this increase.

On March 27, 2002, the Company filed an amended Form S-3 Registration Statement under the Securities Act of 1933 and announced the public offering of 3,000,000 shares of its common stock to the public at a price of $36.50 per share. In this offering, which closed on April 2, 2002, the Company sold 2,500,000 shares and received proceeds of $84.6 million, net of issuance costs. A selling stockholder sold another 500,000 shares of common stock in the offering and certain selling stockholders sold 450,000 shares to underwriters who exercised their over-allotment option. The Company did not receive any proceeds from the sale of the shares by selling stockholders.

In September 2001, the Company entered into an agreement with Donald & Co. for investment advisory and financing related services. The president of Donald & Co. is a member of the board of directors. Under this agreement, Donald & Co. received a $50,000 cash retainer and a fully-vested warrant to purchase 100,000 shares of the Company's common stock at a price of $9.95 per share, the closing price of the Company's common stock on the day prior to the date of issuance. The warrant expires five years from date of issuance. The fair value of the warrant was $650,000, which was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividends, risk-free interest rate of 3.94%, volatility of 78% and a contractual life of five years. In September 2002, the Company issued 100,000 shares of common stock under the warrant. However, in lieu of paying cash for the shares, 34,153 shares valued at $29.13 per share were returned to the Company to settle the transaction. Such shares were recorded as treasury stock. One-half of the cash retainer and warrant, related to on-going investment and financial advisory services, was recorded in other current assets and was amortized over the one-year term of the agreement. The Company recorded amortization expense of $262,000 and $88,000 in 2002 and 2001, respectively. The remaining balance of $350,000, related to services provided in connection with the Company's follow-on offering in April 2002 was netted against the proceeds from the offering.

In October 2001, the Company issued a non-qualified stock option to a consultant to purchase 15,000 shares of common stock at a price of $14.06 per share. The option has a one-year cliff vesting term and expires ten years from date of issuance. The fair value of the option at the end of the one-year cliff vesting term as of October 27, 2002 was $456,000, which was estimated as of October 27, 2002 using the Black-Scholes option pricing model with the following assumptions: no dividends, risk-free interest rate of 4.11%, volatility of 86% and a contractual life of nine years. The Company recorded compensation expense over the vesting period of the option, for which the fair value is adjusted for changes in the fair value of common stock in subsequent periods. During the years ended December 31, 2002 and 2001, the Company recorded compensation expense of $389,000 and $67,000, respectively.

From 2000 through 2002, under the terms of the agreement relating to the acquisition of Inovec, the Company issued 602,000 shares of common stock to the former shareholders of Inovec.

In September 1997, under the terms of the agreement relating to the acquisition of Quantum, 777,000 shares of common stock were either issued to Quantum shareholders in exchange for all of the Quantum capital stock outstanding or reserved for issuance in connection with Quantum common stock options outstanding prior to the acquisition which were converted into options to purchase InVision common stock.

At December 31, 2002, the Company has reserved shares of common stock for issuance as follows:

Options outstanding under stock option plans	3,097,454
Shares reserved for future issuance under stock option plans	1,310,353
Shares reserved for sale under employee stock purchase plan	227,557
Shares reserved to be exchanged for Quantum stock certificates that have not yet been turned in for exchange	1,158
Total	**4,636,522**

NOTE 7. Employee Stock and Benefit Plans

Equity Incentive Plans

The Company has several Equity Plans for the officers, employees, consultants and directors of the Company. The Equity Plans provide for the granting of incentive and non-qualified stock options, stock bonus awards, rights to purchase restricted stock and stock appreciation rights (together "Stock Awards") for the purchase of up to an aggregate of 6,616,726 shares of the Company's common stock by officers, employees, consultants and directors of the Company. The board of directors is responsible for administration of the Equity Plans and also determines the terms of each Stock Award. Options granted under the Equity Plans generally vest over a four-year period. In the event of a change in control transaction, Stock Awards then outstanding shall be continued or assumed by the surviving entity or similar awards shall be substituted therefor. If the surviving entity refuses to do so, then the vesting of or rate of lapse of repurchase rights on such Stock Awards shall accelerate in full to the date immediately prior to the effective date of such change in control transaction. With respect to senior vice presidents only, even if the surviving entity continues, assumes or substitutes Stock Awards, the vesting or rate of lapse of repurchase rights on such Stock Awards shall accelerate in full following the effective date of the change in control transaction. With respect to vice presidents only, even if the surviving entity continues, assumes or substitutes Stock Awards, the vesting or rate of lapse of repurchase rights on such Stock Awards shall accelerate in full upon an involuntary termination without "cause" or a "constructive termination," as those terms are defined in the Company's Change in Control Equity Acceleration Plan, within a year following the effective date of the change in control transaction.

Non-qualified stock options may be granted at an exercise price per share of not less than 85% of the fair value per share of common stock on the date of the grant. Incentive stock options may be granted at an exercise price per share of not less than 100% of the fair value per share of common stock on the date of grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Options granted under the Equity Plans generally expire ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock). Options granted generally vest 25% one year after issuance and 1/48th each month thereafter for three years.

The activity under the Equity Plans was as follows (in thousands, except per share data):

Year Ended December 31,	**2002**		2001		2000	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
(in thousands, except per share data)						
Outstanding at beginning of period	**2,596**	**$ 3.82**	2,831	$ 4.07	1,977	$ 4.25
Granted	**1,229**	**$ 35.16**	827	$ 4.02	1,143	$ 4.09
Exercised	**(665)**	**$ 3.09**	(463)	$ 4.54	(63)	$ 5.37
Canceled (un-vested)	**(56)**	**$ 8.11**	(414)	$ 4.38	(158)	$ 5.13
Expired (vested)	**(6)**	**$ 4.03**	(185)	$ 5.27	(68)	$ 6.05
Outstanding at end of period	**3,098**	**$ 16.51**	2,596	$ 3.82	2,831	$ 4.07
Options exercisable at period end	**1,268**	**$ 6.51**	1,203	$ 3.52	1,396	$ 3.79
Weighted average grant date fair value of options granted during the year		**$ 21.91**		$ 2.55		$ 2.22

Information relating to stock options outstanding under the Equity Plans at December 31, 2002 is as follows (share data in thousands):

	Outstanding Options			Options Exercised	
(share data in thousands)	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.55 - 0.55	99	2.2	$ 0.55	99	$ 0.55
$0.97 - 1.44	212	2.9	$ 1.11	209	$ 1.10
$1.81 - 2.51	574	8.1	$ 2.27	192	$ 2.29
$2.75 - 4.13	151	7.4	$ 3.70	76	$ 3.66
$4.16 - 6.19	489	6.8	$ 4.69	325	$ 4.79
$6.50 - 9.70	269	4.9	$ 6.94	263	$ 6.94
$12.35 - 14.89	44	8.8	$ 14.51	16	$ 14.08
$19.29 - 28.66	397	9.4	$ 24.59	8	$ 22.53
$29.49 - 43.52	863	9.2	$ 39.92	80	$ 43.08
	3,098	**7.5**	**$ 16.51**	**1,268**	**$ 6.51**

Employee Stock Purchase Plans

The Company reserved a total of 849,944 shares of common stock for issuance under the Purchase Plans. As of December 31, 2002, 622,387 shares have been issued under the Purchase Plans.

Employee 401(k) Plan

The InVision Technologies, Inc. 401(k) Plan (the "401(k) Plan") was established in 1992 to provide retirement and incidental benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the 401(k) Plan provides tax-deferred salary deductions for eligible employees. Employees may contribute up to 20% of their annual compensation to the 401(k) Plan, limited to a maximum amount as set periodically by the Internal Revenue Service. Beginning in July 1997, the Company began matching employee contributions at the rate of $0.50 on the dollar up to a maximum of 6% of the employee's gross compensation. All matching contributions vest immediately. Company matching contributions to the 401(k) Plan totaled $707,000, $524,000 and $395,000 in 2002, 2001 and 2000, respectively.

NOTE 8. Commitments

The Company leases facilities and equipment under non-cancelable leases expiring at various times through 2012. The existing facilities lease for the corporate facility in Newark, California includes an option to renew for an additional five years through 2012. Future minimum lease payments under these leases at December 31, 2002 are as follows (in thousands):

Year Ended December 31, (in thousands)	Operating Leases	Capital Leases
2003	$ 2,793	$ 55
2004	2,374	51
2005	2,292	26
2006	2,303	8
2007	1,896	-
Years thereafter	5,798	-
	$ 17,456	140
Less: amount representing interest		(18)
Present value of net minimum lease payments		122
Less: current portion of capital lease obligations		(45)
Long-term capital lease obligations		$ 77

Rent expense for facilities located in Newark, California; San Diego, California; Eugene, Oregon; France; and in the United Kingdom was $1,903,000, $1,646,000 and $1,529,000, for the years ended December 31, 2002, 2001 and 2000, respectively.

The leases on the corporate offices and manufacturing facilities in Newark, California and San Diego, California include scheduled base rent increases over the term of the leases. The total amount of base rent payments is being charged to expense on the straight-line method over the term of the leases. In addition to the base rent payment, the Company pays a monthly allocation of the building's operating expenses. At December 31, 2002 and 2001, the Company has recorded deferred rent of $576,000 and $584,000, respectively, to reflect the excess of rent expense over cash payments since inception of the lease as a long-term liability.

NOTE 9. Net Income (Loss) Per Share

The following is a reconciliation between the components of the basic and diluted net income (loss) per share calculations for the periods presented below (in thousands, except per share data):

	2002			2001			2000		
Year Ended December 31,	**Income**	**Shares**	**Per Share Amount**	Income	Shares	Per Share Amount	Income	Per Share Shares	Amount
(in thousands, except per share data)									
Basic net income (loss) per share:									
Income (loss) available to common stockholders	**$ 78,294**	**15,987**	**$ 4.90**	$ 7,523	12,998	$ 0.58	$ (1,806)	12,510	$ (0.14)
Effect of dilutive securities:									
Options and warrants	**-**	**1,811**	**(0.50)**	-	1,081	(0.05)	-	-	-
Stock payable in connection with acquisition of subsidiary	**-**	**5**	**-**	-	264	(0.01)	-	-	-
Diluted net income (loss) per share:									
Income (loss) available to common stockholders plus assumed conversions	**$ 78,294**	**17,803**	**$ 4.40**	$ 7,523	14,343	$ 0.52	$ (1,806)	12,510	$ (0.14)

The computation of diluted net loss per share for the year ended December 31, 2000 does not include shares issuable upon exercise of options of 1,046,222 and issuance of common stock related to the acquisition of Inovec payable April 2001 and 2002 based on average share prices prior to the scheduled payment dates, because their effect would have been anti-dilutive.

NOTE 10. Income Taxes

The provision (benefit) for income taxes for 2002, 2001 and 2000 consists of the following (in thousands):

Year Ended December 31, (in thousands)	2002	2001	2000
Current:			
Federal	$ 55,631	$ 887	$ 333
State	12,636	364	30
	68,267	1,251	363
Deferred:			
Federal	(11,921)	(4,631)	(363)
State	(2,472)	(1,191)	-
Total provision	$ 53,874	$ (4,571)	$ -

The Company's effective tax rate for 2002, 2001 and 2000 differs from the U.S. federal statutory income tax rate as follows:

Year Ended December 31,	2002	2001	2000
U.S. federal statutory rate	35.0%	35.0%	(35.0)%
State taxes, net of federal taxes	5.0	1.4	1.7
Non-deductible intangible assets	0.6	10.5	15.4
Change in valuation allowance	-	(194.1)	17.6
Research and development credit	-	(4.1)	-
Other	0.2	(3.5)	0.3
Effective tax rate	40.8%	(154.8)%	0.0%

Deferred tax assets (liabilities) at December 31, 2002, 2001 and 2000 consist of the following (in thousands):

December 31, (in thousands)	2002	2001
Assets:		
Reserves and accruals	$ 20,863	$ 3,415
Net operating loss carryforwards	649	1,911
Tax credits	-	1,254
Other	1,691	190
	23,203	6,770
Liabilities:		
Other	(1,264)	(451)
Net deferred tax assets	$ 21,939	$ 6,319
As reported in the consolidated balance sheet:		
Deferred income taxes, current	$ 20,889	$ 4,082
Deferred income taxes, non-current	1,050	2,237
Net deferred tax assets	$ 21,939	$ 6,319

At December 31, 2002, the Company had federal and state net operating loss carryforwards of approximately $1.8 million and $321,000, respectively, available to reduce future federal and state taxable income. The Company's federal net operating loss carryforwards begin to expire in 2010 and its state net operating loss carryforwards expire in 2011. The tax benefit of the net operating loss carryforwards may be limited due to the impact of the Tax Reform Act of 1986. Events which may cause the tax benefit to be limited include, but are not limited to, a cumulative stock ownership change of more than 50% over a three-year period and the timing of utilization of various tax benefits carried forward.

The Company's income taxes payable have been reduced by the income tax benefits associated with employee stock transactions. These benefits were credited directly to stockholders' equity and amounted to $9.2 million in 2002 and $2.2 million in 2001.

NOTE 11. Industry Segments, Major Customers and Geographic Information

Under the provisions of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has three reportable segments based on financial information regularly reviewed by the Company's management in deciding how to allocate resources and assess performance.

Financial information by business segment is as follows (in thousands):

(in thousands)	EDS	Quantum	Wood	Total
2002				
Revenues:				
Product revenues	$ 403,074	$ 1,008	$ 7,344	$ 411,426
Service revenues	13,742	176	1,704	15,622
Government contract revenues	-	12,083	-	12,083
Total revenues	$ 416,816	$ 13,267	$ 9,048	$ 439,131
Net income (loss)	$ 81,687	$ 616	$ (4,009)	$ 78,294
December 31, 2002				
Total assets	$ 407,886	$ 4,865	$ 5,036	$ 417,787
2001				
Revenues:				
Product revenues	$ 36,505	$ 322	$ 9,709	$ 46,536
Service revenues	9,584	107	1,548	11,239
Government contract revenues	-	16,556	-	16,556
Total revenues	$ 46,089	$ 16,985	$ 11,257	$ 74,331
Net income (loss)	$ 8,729	$ 673	$ (1,879)	$ 7,523
December 31, 2001				
Total assets	$ 76,431	$ 4,935	$ 8,367	$ 89,733
2000				
Revenues:				
Product revenues	$ 46,499	$ 307	$ 11,907	$ 58,713
Service revenues	8,278	-	1,523	9,801
Government contract revenues	-	10,632	-	10,632
Total revenues	$ 54,777	$ 10,939	$ 13,430	$ 79,146
Net income (loss)	$ 318	$ 7	$ (2,131)	$ (1,806)
December 31, 2000				
Total assets	$ 57,261	$ 4,056	$ 8,015	$ 69,332

At December 31, 2002, the Company has accounts receivable from customers located in the United States, Europe, the Middle East, Asia Pacific and other areas of $129.5 million, $16.0 million, $272,000, $331,000 and $145,000, respectively. At December 31, 2002, one customer accounted for 83.4% of total accounts receivable. No other customer accounted for more than 10% of total accounts receivable in 2002. At December 31, 2001, one customer accounted for 37.5% of total accounts receivable and a second customer accounted for 15.5% of total accounts receivable.

The only customer that represented 10% or more of total revenues was the FAA/TSA with 82%, 29% and 42% for 2002, 2001 and 2000, respectively.

The Company markets its products both domestically and internationally. Total revenues by geographic region, based on the location of the customer placing the order, are as follows (in thousands):

Year Ended December 31,	**2002**	2001	2000
United States	**$ 387,810**	$ 50,157	$ 58,441
Europe	**38,473**	17,099	11,939
Middle East	**3,214**	3,170	1,773
Asia Pacific	**3,483**	1,099	5,239
Other	**6,151**	2,806	1,754
Total all foreign countries	**51,321**	24,174	20,705
Total worldwide revenues	**$ 439,131**	$ 74,331	$ 79,146

Substantially all of the Company's long-lived assets are located in the United States.

NOTE 12. Related Party Transactions

In 2002, 2001 and 2000, the Company recorded professional and consulting fees of $210,000, $284,000 and $188,000, respectively, as compensation to the Company's directors for services provided as members of the board of directors as well as consulting services rendered to the Company not in connection with their services as directors.

In September 2001, the Company entered into an agreement with Donald & Co. for investment advisory and financing related services. The president of Donald & Co. is a member of the board of directors. Under this agreement, Donald & Co. received a $50,000 cash retainer and a fully-vested warrant to purchase 100,000 shares of the Company's common stock at a price of $9.95 per share, the closing price of the Company's common stock on the day prior to the date of issuance. The warrant expires five years from date of issuance. The fair value of the warrant was $650,000, which was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividends, risk-free interest rate of 3.94%, volatility of 78% and a contractual life of five years. In September 2002, the Company issued 100,000 shares of common stock under the warrant. However, in lieu of paying cash for the shares, 34,153 shares valued at $29.13 per share were returned to the Company to settle the transaction. Such shares were recorded as treasury stock. One-half of the cash retainer and warrant, related to on-going investment and financial advisory services, was recorded in other current assets and was amortized over the one-year term of the agreement. The Company recorded amortization expense of $262,000 and $88,000 in 2002 and 2001, respectively. The remaining balance of $350,000, related to services provided in connection with the Company's follow-on offering in April 2002 was netted against the proceeds from the offering.

In August 1996, January 1997 and January 1999, the Company entered into consulting agreements with BGI, Inc. ("BGI"), a Virginia-based international consulting firm engaged to assist the Company with the marketing of the Company's EDS products to the U.S. government. In March 1998, Morris Busby, president and a controlling shareholder of BGI, was elected to the Company's board of directors. The Company paid consulting fees for BGI consulting services of $120,000 in 2000, and recorded additional consulting expenses of $108,000 pursuant to an agreement to issue common stock. The agreement expired on December 31, 2000.

NOTE 13. License Agreements

In connection with the formation of the Company, the Company obtained an exclusive, worldwide, and fully-paid license from Imatron, Inc. regarding its patents and know-how related to (1) scanners for inspection of mail, freight, parcels, baggage and wood products, and (2) compact medical scanners for military field applications. The license allows the Company to develop, manufacture and sell systems based on a different type of CT technology than is currently incorporated in the Company's CTX Series. The Company, in exchange, granted to Imatron an exclusive, worldwide and fully paid license under the Company's then existing or future patents and know-how to permit Imatron to utilize such technology in medical scanners other than compact medical scanners for military field applications. The license expires in 2009. No royalties have been paid under this license.

The Company has granted the TSA a two-year royalty-bearing license, commencing in March 2002, to enable other manufacturers to build EDS products based on the Company's technology for the TSA. The TSA has not exercised this license to date.

In April 1999, Quantum entered into a Technology License Agreement with International Business Machines Corporation ("IBM"). This agreement is a ten-year, non-exclusive, non-transferable, worldwide license for certain detection technology. A one-time license fee was paid to IBM. Quantum is subject to royalty payments based upon the net sales price of certain products sold or otherwise transferred by IBM. There is no minimum royalty payment. No royalties have been paid under this license.

In June 1997, Quantum entered into a joint venture to perform research and development related to certain detection technologies. In exchange for a 38% ownership interest in the joint venture, Quantum granted a non-exclusive, royalty free, perpetual, transferable sub-license on the Superconductor Technology, agreed that the joint venture will be the sole source of fabrication and testing of products developed by the joint venture, and agreed to guarantee one-half of a $200,000 working capital loan to the joint venture. In connection with the formation of the joint venture, Quantum sold equipment to the joint venture in exchange for an eleven-year note receivable of $100,000, bearing interest at 6.7% per annum. In January 1999, Quantum sold sufficient shares to reduce its ownership in the joint venture to 10% and was released from its obligation to guarantee one-half of the working capital loan to the joint venture.

In March 1995, Quantum executed a ten-year exclusive license agreement with a third party. Quantum is subject to royalty payments based on a percentage of the net sales price of certain products made, used or sold. Minimum annual royalties of $20,000 are due beginning in calendar year 1997 through the remaining term of the agreement. Quantum did not incur royalty expense under this agreement in 1995 or 1996, and paid the minimum royalty of $20,000 in 1997 and 1998. In January 1999, Quantum and the licensor agreed to modify the license by expanding the field of use, increasing the minimum annual royalty to $70,000 and extending the term until January 2009. Quantum paid a one-time fee of $50,000 to obtain such modification and extension and made the minimum annual royalty of $70,000 for each of the years 1999 through 2002.

In recognition of development costs incurred by Quantum Design, Inc. ("QD") prior to the acquisition of Quantum, Quantum agreed to pay QD a royalty rate of 4% of net sales of certain products, whether sold by Quantum or any licensee, for a period of six years from the effective date of the agreement, April 15, 1994. The agreement also established minimum royalty payments of $50,000 in years 1997 and 1998, which were applied against royalties that become due to QD in the respective fiscal years. This agreement expired in 2000.

NOTE 14. Contingencies

The Company may be involved, from time to time, in litigation relating to claims arising out of its operations in the normal course of business. The Company is not currently a party to any legal proceedings, the adverse outcome of which, in management's opinion, individually or in aggregate would have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

NOTE 15. Balance Sheet Components

December 31, (in thousands)	2002	2001
Accounts receivable, net:		
Billed	$ 89,241	$ 16,735
Unbilled	54,396	10,693
Other receivables	3,042	166
Subtotal	146,679	27,594
Less: allowance for doubtful accounts	(384)	(355)
Total	$ 146,295	$ 27,239
Inventories:		
Raw material and purchased components	$ 22,696	$ 8,148
Field service spare parts	16,145	9,877
Work-in-process	21,927	5,794
Finished goods	3,996	3,285
Total	$ 64,764	$ 27,104
Property and equipment, net:		
Machinery and equipment	$ 10,864	$ 6,749
Self constructed assets	5,670	5,550
Furniture and fixtures	1,383	1,139
Leasehold improvements	3,804	3,214
Subtotal	21,721	16,652
Less: accumulated depreciation and amortization	(14,496)	(10,939)
Total	$ 7,225	$ 5,713
Intangible assets, net:		
Goodwill	$ 681	$ 2,912
Developed technologies	1,535	1,535
Acquired workforce	-	662
Patents	428	362
Licenses	83	83
Covenant not to compete	50	50
Subtotal	2,777	5,604
Less: accumulated amortization	(1,174)	(1,593)
Total	$ 1,603	$ 4,011
Accrued liabilities:		
Accrued warranty	$ 19,890	$ 3,175
Accrued employee compensation	7,540	5,499
Income taxes	17,919	210
Foreign currency forward contracts	4,948	-
Other	15,067	3,938
Total	$ 65,364	$ 12,822

Unbilled receivables are comprised of those amounts billable to customers upon satisfaction of certain activities, such as installation and final acceptance, amounts under percentage-of-completion contracts which are not yet billed at the balance sheet date and other amounts not yet billed due to timing of invoice preparation.

Self-constructed assets are manufactured by the Company for use in system testing and support, and include the cost of parts and materials and an overhead allocation. The Company depreciates self-constructed assets over their respective estimated useful lives, which range from three to five years.

During the years ended December 31, 2002, 2001 and 2000, the Company recorded amortization expense for its intangible assets of $324,000, $794,000 and $682,000, respectively. The carrying value for goodwill as of December 31, 2002 was adjusted to $681,000 to reflect the impairment write down of $2.1 million and to include the $331,000 balance previously classified as acquired workforce. Expected future amortization expense for intangibles balances at December 31, 2002 are as follows:

(in thousands)	2003	2004	2005	2006	2007
Expected future amortization expense	$ 343	$ 341	$ 33	$ 23	$ 9

At December 31, 2002 and 2001, the Company had $366,000 and $256,000, respectively, of capitalized lease equipment and related accumulated amortization of $250,000 and $183,000, respectively.

The delivery orders received from the FAA and TSA beginning in April 2002 are governed by a letter contract dated February 19, 2002. The contract specifies that product prices will be reduced by an amount equal to 75% of actual bill of material savings. While this contract has not yet been definitized, the Company has accrued a liability for the estimated amount of material cost savings to be shared with the TSA. The estimate was determined by the quantity of product shipments to the TSA under the contract extended, for each model, by 75% of the net decrease in the bill of materials for the production of those units shipped. The estimated liability of $8.3 million at December 31, 2002 has been recorded as a reduction of revenues for the year and, once the contract is definitized, the liability will be adjusted to reflect agreed upon payments to the TSA. The Company anticipates that the contract will be definitized by the end of the second quarter of 2003.

NOTE 16. Subsequent Event

On February 21, 2003 the Company entered into a definitive agreement to acquire Yxlon International Holding GmbH for 38.6 million euros. The transaction would be funded with cash, and is expected to close by the end of March 2003. The Company would be required to make an additional payment of 10.0 million euros if Yxlon's XES 3000 or XES 3500 x-ray diffraction product is certified for explosives detection by the TSA by December 31, 2003.

Selected Quarterly Financial Data (Unaudited)

Quarter ended 2002 (in thousands, except per share data)	March 31	June 1	Sept. 29	Dec. 31
Total revenues	$ 33,198	$ 68,426	$ 117,060	$ 220,447
Gross profit	13,424	28,436	50,043	92,992
Net income	2,818	9,606	21,473	44,397
Basic income per share	0.21	0.58	1.28	2.62
Diluted income per share	0.17	0.52	1.17	2.40

Quarter ended 2001 (in thousands, except per share data)	April 1	July 1	Sept. 30	Dec. 31
Total revenues	$ 17,497	$ 17,400	$ 16,404	$ 23,030
Gross profit	6,428	5,337	5,353	8,259
Net income	89	144	447	6,843
Basic income per share	0.01	0.01	0.03	0.51
Diluted income per share	0.01	0.01	0.03	0.43

Market Information

Our common stock has been traded on the Nasdaq National Market under the symbol "INVN" since May 15, 1997. Prior to that date, our common stock had been traded on the Nasdaq SmallCap Market under the symbol "INVN" since April 23, 1996. The following table sets forth for the periods indicated the high and low sale prices for our common stock, as reported by the Nasdaq National Market.

	High	Low
Year ended December 31, 2002		
First Quarter	$ 49.76	$ 24.70
Second Quarter	$ 43.40	$ 17.42
Third Quarter	$ 37.25	$ 21.60
Fourth Quarter	$ 37.50	$ 22.78
Year ended December 31, 2001		
First Quarter	$ 3.38	$ 1.38
Second Quarter	$ 4.15	$ 2.28
Third Quarter	$ 11.70	$ 2.94
Fourth Quarter	$ 47.09	$ 9.20

On March 14, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $21.15. As of December 31, 2002, there were 17,008,153 shares of our common stock outstanding held by 260 holders of record.

Dividends

We have not declared or paid any cash dividends on our capital stock previously, and we have agreed not to pay cash dividends under our current bank line of credit. Historically, we have retained earnings, if any, to support the development of our business. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs.

Independent Auditors' Report

To the Board of Directors and Stockholders of InVision Technologies, Inc.

We have audited the accompanying consolidated balance sheets of InVision Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of InVision Technologies, Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."



Deloitte & Touche LLP

San Jose, California
February 11, 2003
(February 21, 2003 as to Note 16)